Filed pursuant to Rule 424(b)(3)

Registration No. 333-271219

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated June 29, 2023)

Up to 58,022,778 Shares of Class A Common Stock

4,170,000 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement further updates, amends and supplements the prospectus dated June 29, 2023 contained in our Registration Statement on Form S-1 (Registration No. 333-271219) (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which are to be delivered with this prospectus supplement, and are qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. The Prospectus, together with this prospectus supplement, relates to the issuance by us of up to an aggregate of up to 9,920,000 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”) that are issuable upon the exercise of (i) 5,750,000 publicly traded warrants exercisable at a price of $11.50 per share (the “Public Warrants”), (ii) 4,120,000 private placement warrants issued in a private placement (the “Private Warrants”) exercisable at an exercise price of $11.50 per share and (iii) 50,000 warrants issued to the underwriter of our initial public offering and its designees (the “Underwriter Warrants”) at an exercise price of $11.50 per share (the “warrants”, including the Public Warrants, the Private Warrants and the Underwriter Warrants). The Prospectus, together with this prospectus supplement, also relates to the resale from time to time, upon the expiration of lock-up agreements, by (i) the selling stockholders named in this prospectus or their permitted transferees of up to 48,102,778 shares of our Class A Common Stock and (ii) the selling holders of 4,120,000 Private Warrants and 50,000 Underwriter Warrants.

Our Class A Common Stock and warrants are traded on the Nasdaq Capital Market under the symbols “AENT” and “AENTW,” respectively. On February 12. 2024, the closing price of our Class A common stock was $1.95 per share, and the closing price of our warrants was $0.01 per warrant.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties under the heading “Risk Factors” beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-40014

ALLIANCE ENTERTAINMENT HOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	85-2373325
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8201 Peters Road, Suite 1000 Plantation, FL 33324
(Address of principal executive offices)

(954) 255-4000
(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	AENT	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	AENTW	The Nasdaq Stock Market LLC

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No ☒

As of February 9, 2024, there were 50,930,770 shares of Class A common stock, $0.0001 par value, issued and outstanding.*

*Does not include up to 60 million shares of Class E contingent common stock which automatically convert into shares of Class A common in three equal tranches when the price of the Class A common stock reaches $20, $30, and $50 per share, and under a variety of conditions within five, seven and ten years.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2023

i

PART I - FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)	December 31, 2023	June 30, 2023
	(Unaudited)
Assets
Current Assets
Cash	$2,655	$865
Trade Receivables, Net	183,564	104,939
Inventory, Net	113,933	146,763
Other Current Assets	6,438	8,299
Total Current Assets	306,590	260,866
Property and Equipment, Net	12,525	13,421
Operating Lease Right-of-Use Assets	3,090	4,855
Goodwill	89,116	89,116
Intangibles, Net	15,331	17,356
Other Long-Term Assets	274	1,017
Deferred Tax Asset, Net	1,089	2,899
Total Assets	$428,015	$389,530
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable	$212,297	$151,622
Accrued Expenses	7,982	9,340
Current Portion of Operating Lease Obligations	3,252	3,902
Current Portion of Finance Lease Obligations	2,540	2,449
Revolving Credit Facility, Net	—	133,281
Contingent Liability	511	150
Promissory Note	—	495
Total Current Liabilities	226,582	301,239
Revolving Credit Facility, Net	96,939	—
Shareholder Loan (subordinated), Non-Current	10,000	—
Warrant Liability	41	206
Finance Lease Obligation, Non- Current	5,736	7,029
Operating Lease Obligations, Non-Current	215	1,522
Total Liabilities	339,513	309,996
Commitments and Contingencies (Note 12)
Stockholders’ Equity
Preferred Stock: Par Value $0.0001 per share, Authorized 1,000,000 shares, Issued and Outstanding 0 shares as of December 31, 2023 and June 30, 2023	—	—
Common Stock: Par Value $0.0001 per share, Authorized 550,000,000 shares at December 31, 2023, and at June 30, 2023; Issued and Outstanding 50,930,770 Shares as of December 31, 2023, and 49,167,170 at June 30, 2023	5	5
Paid In Capital	48,058	44,542
Accumulated Other Comprehensive Loss	(77)	(77)
Retained Earnings	40,516	35,064
Total Stockholders’ Equity	88,502	79,534
Total Liabilities and Stockholders’ Equity	$428,015	$389,530

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
($ in thousands except share and per share amounts)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net Revenues	$425,586	$445,162	$652,341	$683,862
Cost of Revenues (excluding depreciation and amortization)	377,883	424,265	578,384	637,495
Operating Expenses
Distribution and Fulfillment Expense	15,144	20,365	26,858	35,230
Selling, General and Administrative Expense	15,116	15,044	29,553	29,777
Depreciation and Amortization	1,412	1,529	3,054	3,166
Transaction Costs	—	367	—	1,007
IC DISC Commissions	—	1,444	—	2,833
Restructuring Cost	—	—	47	—
(Gain) on Disposal of Fixed Assets	—	(3)	—	(3)
Total Operating Expenses	31,672	38,746	59,512	72,010
Operating Income (Loss)	16,031	(17,849)	14,445	(25,643)
Other Expenses
Interest Expense, Net	3,328	3,544	6,468	5,898
Total Other Expenses	3,328	3,544	6,468	5,898
Income (Loss) Before Income Tax Expense (Benefit)	12,703	(21,393)	7,977	(31,541)
Income Tax Expense (Benefit)	3,789	(5,878)	2,525	(8,516)
Net Income (Loss)	8,914	(15,515)	5,452	(23,025)
Net Income (Loss) per Share – Basic and Diluted	0.18	(0.33)	$0.11	$(0.48)
Weighted Average Common Shares Outstanding	50,930,770	47,500,000	50,716,470	47,500,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Alliance Entertainment Holding Corporation

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Three and Six Months Ended December 31, 2023 (unaudited)

				Accumulated
	Common			Other
	Stock Shares		Paid In	Comprehensive	Retained
($ in thousands)	Issued	Par Value	Capital	Loss	Earnings	Total
Balances at June 30, 2023	49,167,170	$5	$44,542	$(77)	$35,064	$79,534
Issuance of Common Stock, net of transaction cost of $1.9 million	1,335,000	—	1,332	—	—	1,332
Stock-based Compensation Expense	—	—	1,328	—	—	1,328
Net loss	—	—	—	—	(3,462)	(3,462)
Balances at September 30, 2023	50,502,170	$5	$47,202	$77	$31,602	$78,732
Issuance of Common Stock	—	—	798	—	—	798
Stock-based compensation	428,600	—	58	—	—	58
Net Income	—	—	—	—	8,914	8,914
Balances at December 31, 2023	50,930,770	$5	$48,058	$(77)	$40,516	$88,502

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Alliance Entertainment Holding Corporation

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Three and Six Months Ended December 31, 2022 (unaudited)

	Common				Accumulated
	Stock			Cost of	Other
	Shares	Par	Paid In	Treasury	Comprehensive	Retained
($ in thousands)	Issued	Value	Capital	Stock	Loss	Earnings	Total
Balances at June 30, 2022	47,500,000	$5	$39,995	$(2,674)	$(66)	$71,668	$108,928
Net loss	—	—	—	—	—	(7,510)	(7,510)
Balances at September 30, 2022	47,500,000	$5	$39,995	$(2,674)	$(66)	$64,158	$101,418
Capital Contribution	—	—	6,592	—	—	—	6,592
Net loss	—	—	—	—	—	(15,515)	(15,515)
Balances at December 31, 2022	47,500,000	$5	$46,587	$(2,674)	$(66)	$48,643	$92,495

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended	Six Months Ended
($ in thousands)	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities:
Net Income (Loss)	$5,452	$(23,025)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by (Used in) Operating Activities:
Inventory Write-down	—	10,800
Depreciation of Property and Equipment	1,027	1,138
Amortization of Intangible Assets	2,027	2,028
Amortization of Deferred Financing Costs (Included in Interest)	159	83
Bad Debt Expense	333	330
Gain on Disposal of Fixed Assets	—	(3)
Changes in Assets and Liabilities, Net of Acquisitions
Trade Receivables	(78,957)	(69,193)
Related Party Receivable	—	245
Inventory	32,831	68,547
Income Taxes Payable\Receivable	2,557	(9,098)
Operating Lease Right-of-Use Assets	1,764	1,748
Operating Lease Obligations	(1,957)	(1,943)
Other Assets	2,217	(5,424)
Accounts Payable	60,675	(28,981)
Accrued Expenses	(2,022)	12,088
Net Cash Provided by (Used In) Operating Activities	26,106	(40,660)
Cash Flows from Investing Activities:
Capital Expenditures	(131)	—
Cash Received for Business Acquisitions, Net of Cash Acquired	—	1
Net Cash (Used In) Provided by Investing Activities	(131)	1
Cash Flows from Financing Activities:
Payments on Revolving Credit Facility	(591,057)	(580,484)
Borrowings on Revolving Credit Facility	558,768	621,048
Proceeds from Shareholder Note (Subordinated), Non-Current	46,000	—
Payments on Shareholder Note (Subordinated), Current	(36,000)	—
Issuance of common stock, net of transaction costs	3,516	—
Deferred Financing Costs	(4,211)	—
Payments on Financing Leases	(1,201)	—
Net Cash (Used in) Provided By Financing Activities	(24,185)	40,564
Net Increase (Decrease) in Cash	1,790	(95)
Cash, Beginning of the Period	865	1,469
Cash, End of the Period	$2,655	$1,374
Supplemental disclosure for Cash Flow Information
Cash Paid for Interest	$6,468	$5,898
Cash Paid for Income Taxes	$44	$586
Supplemental Disclosure for Non-Cash Investing and Financing Activities
Stock-based compensation conversion to stock	$1,386	$—
Fixed Asset Financed with Debt	$—	$8,252
Capital Contribution (Note 13)	$—	$6,592

The accompanying notes are an integral part of these condensed consolidated financial statements

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Note 1: Organization and Summary of Significant Accounting Policies

Alliance Entertainment Holding Corporation, established on August 9, 2010, is a comprehensive provider of distribution services for pre-recorded music, video movies, video games, and associated accessories and merchandise. Primarily serving retailers and independent customers across the United States, the company offers full-service solutions to both traditional “brick-and-mortar” stores and e-commerce platforms. Alliance maintains robust trading relationships with manufacturers of pre-recorded music, video movies, video games, and related accessories. Additionally, the Company extends its offerings by providing third-party logistics (3PL) products and services.

Under its retail division, DirectToU, Alliance sells all AENT products through wholly-owned websites, catalogs, and third-party marketplaces. Through these various channels, Alliance Entertainment Holding Corporation remains a key player in the distribution and retail landscape, catering to diverse customer needs.

On February 10, 2023, Alliance, Adara Acquisition Corp. (“Adara”) and a Merger Sub consummated the closing of the transactions contemplated by a Business Combination Agreement. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Alliance (Alliance Entertainment Holding Corporation Pre-Merger, as defined below) and Adara was affected by the merger of Merger Sub with and into Alliance (the “Merger” or the “Business Combination”), with Alliance surviving the Merger as a wholly- owned subsidiary of Adara. Following the consummation of the Merger on the closing date, Adara changed its name from Adara Acquisition Corp. to Alliance Entertainment Holding Corporation (the “Company”). See Note 16.

Pursuant to the Business Combination Agreement, Adara exchanged (i) 47,500,000 shares of Class A common stock of Adara to holders of common stock of Legacy Alliance and (ii) 60,000,000 shares of Class E common stock of Adara to the Legacy Alliance stockholders were placed in an escrow account to be released to such Legacy Alliance stockholders and converted into Class A common stock upon the occurrence of certain triggering events.

On July 1, 2022, the Company added the assets and liabilities of Think3Fold LLC. to its portfolio.

Consolidated financial statements are presented for Alliance Entertainment Holding Corporation and business operations are conducted through seven subsidiaries. The Company’s corporate offices are headquartered in Plantation, FL, with primary warehouse facilities located in Shepherdsville, KY and Shakopee, MN.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements. Accordingly, the accompanying unaudited condensed consolidated financial statements do not include certain information and footnotes required by GAAP for complete financial statements.

However, in management’s opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring accruals and adjustments) which are necessary in order to state fairly the Company’s results of operations, financial position, stockholders’ equity and cash flows as of and for the periods presented. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any other future period. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes, including the Summary of Significant Accounting Policies, included in the Company’s Annual Report on Form 10-K filed October 19, 2023. The June 30, 2023, balance sheet information contained herein was derived from the Company’s audited consolidated financial statements as of that date included therein.

Basis for Presentation

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions made may not prove to be correct, and actual results could differ from the estimates.

Significant estimates inherent in the preparation of the accompanying condensed unaudited consolidated financial statements include management’s estimates of sales returns, warrants fair value, rebates, inventory valuation, and inventory recoverability. On an ongoing basis, management evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Liquidity

For the fiscal year ended June 30, 2023 and the three-month period ended September 30, 2023, Alliance disclosed substantial doubt regarding its ability to continue as a going concern, citing operational losses, a working capital deficit, and the approaching December 31, 2023 maturity date of the Revolver with Bank of America (the Revolver).

On December 21, 2023, the Company secured a new three-year $120 million credit facility, replacing the Revolver (see Note 9). Additionally, the Company has implemented certain strategic initiatives to reduce expenses and focus on the sale of higher margin products. As a result of the new credit facility, combined with these initiatives and the Company’s financial performance for the three and six months ended December 31, 2023, the Company has concluded that it has sufficient cash to fund its operations and obligations (from its cash on hand, operations, working capital and availability on the credit facility) for at least twelve months from the issuance of these consolidated financial statements.

Concentration of Credit Risk

Concentration of Credit Risk consists of the following at:

Revenue

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
($ in thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Customer #1	15.0%	22.0%	15.8%	19.3%
Customer #2	10.8%	*	10.9%	*

* Less than 10%

Receivables Balance

	December 31, 2023		June 30, 2023
Customer #1	20.5%		15.5%
Customer #2	*	%	12.1%
Customer #3	*	%	10.5%

*Less than 10%

Purchases

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
($ in thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Supplier #1	35.8%	11.8%	28.5%	16.4%
Supplier #2	15.9%	*	17.5%	20.4%

* Less than 10%

Payables Balance

	December 31, 2023	June 30, 2023
Supplier #1	17.2%	12.3%
Supplier #2	12.7%	*	%

*Less than 10%

Accounting Pronouncements

In October 2021, The FASB issued ASU No. 2021-08, Accounting for contract Assets and Contract Liabilities from contracts with customers (Topic 805) (“ASU 2021-08”). ASU 2021-08 requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. ASU 2021-08 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The company adopted this ASU using the prospective approach method in July 2023. There have been no acquisitions since adoption and thus did not have a material impact on the Company’s condensed consolidated financial statements.

Recently Issued but Not Yet Adopted Accounting Pronouncements

Accounting Standard Update 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). In December 2023, the FASB issued ASU 2023-09, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the disclosure requirements related to the new standard.

Accounting Standard Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). In November 2023, the FASB issued ASU 2023-07, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. We are evaluating the disclosure requirements related to the new standard.

Note 2: Summary of Significant Accounting Policies

There have been no material changes or updates to the Company’s significant accounting policies from those described in Note 1 to the Company’s audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

Restricted Cash

During the six months ended December 31, 2023, the company had restricted cash of $1.2 million reported on the balance sheet in Cash. The restricted funds are being held to fulfill the collateral requirements associated with a secured line of credit for company used credit cards. These funds are not readily available for general operating purposes and have been set aside to secure the credit line, as required by the terms of the agreement with the financial institution providing the line of credit.

The Company anticipates that the restricted cash will continue to be held in accordance with the terms of the credit facility. Any changes to the amount or release of restrictions will be disclosed in subsequent financial statements, as applicable.

Earnings per Share

Basic Earnings Per Share (“EPS”) is computed by dividing net income available to common shareholders by the weighted average shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue shares, such as stock options, warrants, and unvested restricted stock units, were exercised and converted into common shares and the impact would not be antidilutive. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the potential shares had been issued and were dilutive. Contingently issuable shares are included in basic net loss per share only when there is no circumstance under which those shares would not be issued.

As a result of the Merger (see Note 16), the Company has retroactively adjusted the weighted average shares outstanding prior to February 10, 2023, to give effect to the Exchange Ratio used to determine the number of shares of Class A Common Stock into which they were converted.

The following table sets forth the computation of basic and diluted net earnings (loss) per share of Class A Common Stock for the three and six months ended December 31, 2023, and 2022:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net Income (Loss) (in thousands)	$8,914	$(15,515)	$5,452	$(23,025)
Basic and diluted shares
Weighted-average Class A Common Stock outstanding	50,930,770	47,500,000	50,716,470	47,500,000
Income (Loss) per share for Class A Common Stock
— Basic and Diluted	$0.18	$(0.33)	$0.11	$(0.48)

For the three and six months ended December 31, 2023, there are 60,000,000 shares of contingently issuable Class A Common Stock that were not included in the computation of basic earnings (loss) per share since the contingencies for the issuance of these shares have not been met as of December 31, 2023. There are also 9,920,000 warrants outstanding that have been excluded from diluted earnings per share because they are anti-dilutive. There were no potentially dilutive securities in the three or six months ended December 31, 2022.

Note 3: Trade Receivables, Net

Trade Receivables, Net consists of the following at:

($ in thousands)	December 31, 2023	June 30, 2023
Trade Receivables	$186,332	$106,467
Less:
Allowance for Credit Losses	(380)	(235)
Sales Returns Reserve, Net	(1,685)	(1,470)
Customer Rebate and Discount Reserve	(703)	177
Total Allowances	(2,768)	(1,528)
Trade Receivables, Net	$183,564	$104,939

Trade Receivables, Net as of June 30, 2022, were $98.7 million.

Note 4: Inventory, Net

Inventory, Net (all finished goods) consists of the following at:

($ in thousands)	December 31, 2023	June 30, 2023
Inventory	$121,599	$156,016
Less: Reserves	(7,666)	(9,253)
Inventory, Net	$113,933	$146,763

Note 5: Other Current and Long-Term Assets

Other Current and Long-Term Assets consists of the following at:

($ in thousands)	December 31, 2023	June 30, 2023
Other Assets - Current
Prepaid Intellectual Property	$3,099	$2,890
Prepaid Insurance	385	1,365
Prepaid Manufacturing Components	275	164
Prepaid Rent	—	1,054
Prepaid Maintenance	1,824	1,572
Prepaid Shipping Supplies	855	1,254
Total Other Assets - Current	$6,438	$8,299

Other Long-Term Assets
Income tax receivable	—	747
Deposits	$274	$270
Total Other Long-Term Assets	$274	$1,017

Note 6: Property and Equipment, Net

Property and Equipment, Net consists of the following at:

($ in thousands)	December 31, 2023	June 30, 2023
Property and Equipment
Leasehold Improvements	$1,680	$1,680
Machinery and Equipment	29,458	29,537
Furniture and Fixtures	1,749	1,749
Capitalized Software	10,508	10,508
Equipment Under Capital Leases	12,488	12,488
Computer Equipment	1,626	1,626
Construction in Progress	—	154
	57,509	57,742
Less: Accumulated Depreciation and Amortization	(44,984)	(44,321)
Total Property and Equipment, Net	12,525	$13,421

Depreciation Expense for the three months ended December 31, 2023, and 2022 was $0.4 million and $0.5 million respectively, and for the six months ended December 31, 2023, and 2022 was $1.0 million and $1.1 million, respectively.

Note 7: Goodwill and Intangibles, Net

	December 31, 2023	June 30, 2023
($ in thousands)
Goodwill, beginning of period	$89,116	$79,903
Additions from business acquisition	—	9,213
Goodwill, end of period	$89,116	$89,116

Intangibles, Net consists of the following at:

($in thousands)	December 31, 2023	June 30, 2023
Intangibles:
Customer Relationships	$78,000	$78,000
Trade Name - Alliance	5,200	5,200
Covenant Not to Compete	10	10
Mecca Customer Relationships	8,023	8,023
Customer List	12,760	12,760
Total	$103,993	$103,993
Accumulated Amortization	(88,662)	(86,637)
Intangibles, Net	$15,331	$17,356

During the three months ended December 31, 2023, and 2022, the Company recorded amortization expense of $1.0 million, and during the six months ended December 31, 2023, and 2022, the Company recorded amortization expense of $2.0 million.

Expected amortization over the next five years including the remainder of fiscal 2024 and thereafter, as of December 31, 2023, is as follows:

($ in thousands)	Intangible Assets
Year Ended June 30
2024	$1,951
2025	3,326
2026	3,014
2027	2,954
2028	1,931
Thereafter	2,155
Total Expected Amortization	$15,331

Note 8: Accrued Expenses

Accrued Expenses consists of the following at:

($ in thousands)	December 31, 2023	June 30, 2023
Marketing Funds Accruals	$3,553	$5,203
Payroll and Payroll Tax Accruals	2,704	2,765
Accruals for Other Expenses	1,725	1,372
Total Accrued Expenses	$7,982	$9,340

Note 9: Revolving Credit Facility

On December 21, 2023, the Company terminated its old credit facility with Bank of America which had a maturity on December 31, 2023, and established a new Credit Facility with White Oak Commercial Financing, LLC.

The Bank of America Credit Facility, which underwent adjustments in its limit, has been fully terminated, resulting in an outstanding revolver balance of $0 million as of December 31, 2023.

White Oak Commercial Finance, LLC.

On December 21, 2023, the company entered a new credit facility with White Oak Commercial Financing, LLC with a maturity date of December 21, 2026. The new credit facility includes a $120 million asset based revolving credit facility (the “Revolving Credit Facility”). Borrowings under the new Revolving Credit Facility bear interest at the 30-day SOFR rate, subject to a floor rate of 2.00% plus a margin of 4.50% to 4.75%, depending on the level of the Company’s utilization of the facility and consolidated fixed charge coverage ratio. The effective interest rate as of December 31, 2023 was 8.9%. The Revolving Credit Facility also includes an unused commitment fee of 0.5%. Upon the reduction or termination of the commitments under the Revolving Credit Facility prior to the Revolving Credit Facility maturity date, the Company will be required to pay an early termination fee of 2.0% if reduced or terminated prior to December 21, 2024, or 1.0% if reduced or terminated after December 21, 2024, but before August 21, 2025 plus an amount of minimum interest if reduced or terminated on or prior to June 21, 2025. Maximum borrowings under the Revolving Credit Facility are calculated pursuant to a formula based on eligible accounts receivable and eligible inventory, subject to adjustment at the discretion of the lenders. The Revolving Credit Facility also contains customary representations and warranties, events of default, financial reporting requirements, and affirmative covenants, including a fixed charge coverage ratio at the end of each month (on a trailing twelve months (TTM) basis) of at least 1.0 to 1.1, and certain additional covenants, including restrictions limiting the Company’s ability to incur additional indebtedness, grant liens, pay dividends, hold unpermitted investments, or make material changes to the business. The Revolving Credit Facility is secured by a first priority security interest on the Company’s and the borrowers’ and other guarantors’ cash, accounts receivable, books and records and related assets.

The Company was in compliance with its covenants as December 31, 2023.

Revolving Credit Facility Balance consists of the following at:

($in thousands)	December 31, 2023	June 30, 2023
White Oak Revolving Credit Facility Outstanding Balance	$101,033	$—
Less: Deferred Finance Costs	(4,094)	—
Revolving Credit Facility, Net	$96,939	$—

($ in thousands)	December 31, 2023	June 30, 2023
Bank of America Revolving Credit Outstanding Balance	$—	$133,323
Less: Deferred Finance Costs	—	(42)
Revolving Credit, Net	$—	$133,281

Note 10: Employee Benefits

Company Health Plans

The Company sponsors the Alliance Health & Benefits Plan (AHBP) consisting of the following plans: self-insured medical (PPO and HDHP), dental (PPO and HMO), vision, life Insurance, and short & long-term disability. The medical insurance is self-insured to a maximum company exposure of $225,000 per individual occurrence, at which time a stop loss policy covers the balance of covered claims. The Company contributes various percentages to different levels of premium coverage. As of December 31, 2023, the Company fully accrued for estimated run out exposure on a mature claim basis, as provided and calculated by our plan administrator.

The Dental insurance HMO is self-insured to a maximum per individual procedure based on a published schedule which measures exposure. The PPO policy is fully insured. The Company contributes various percentages to different levels of premium coverage. As of December 31, 2023, the Company was fully accrued for estimated run out exposure on a mature claim basis, as provided and calculated by the plan administrator. The vision plan, life insurance plan, and short and long-term disability plans are fully insured, sponsored by the Company and premiums are paid by the employer and employee based on various Board approved schedules. At December 31, 2023, and June 30, 2023, the accrued estimated run out exposure totaled approximately $218,000, for the medical and dental insurance plans. Accrued estimated runout exposure is included in accrued expenses on the condensed consolidated balance sheets.

401(k) Plan

The Company has the Alliance Entertainment 401(k) Plan (the Plan) covering all eligible employees of the Company. All employees over the age of 18 are eligible to participate in the Plan at the beginning of the month following the date of hire. The Plan has automatic deferral at the beginning of the month following the date of hire. Employees are automatically enrolled in the Plan with a 3% contribution; however, they have the option to increase/decrease their deferrals or opt out of the Plan at any time. The Company currently offers a match contribution of $0.50 of every dollar up to 4% of contribution percentage. The Company conducts a retirement plan review on an annual basis.

Note 11: Income Taxes

Our effective tax rate was approximately 32% for the six months ended December 31, 2023, compared to 27% for the same period of 2022.

The federal statutory tax rate is 21.0% and the average state tax rate, net of the associated federal deduction is approximately 7%. For the six months ended December 31, 2023, and 2022, the difference between the Company’s effective tax rate and the federal statutory rate primarily resulted from state income taxes and stock-based compensation.

Note 12: Commitments and Contingencies

Commitments

The Company enters into various agreements with suppliers for the products it distributes. The Company had no long-term purchase commitments or arrangements with its suppliers as of December 31, 2023, and June 30, 2023.

Litigation, Claims and Assessments

We are exposed to claims, litigation and/or cyber-attacks of varying degrees arising in the ordinary course of business and use various methods to resolve these matters. When a loss is probable, we record an accrual based on the reasonably estimable loss or range of loss. When no point of loss is more likely than another, we record the lowest amount in the estimated range of loss and, if material, disclose the estimated range of loss. We do not record liabilities for reasonably possible loss contingencies but do disclose a range of reasonably possible losses if they are material and we are able to estimate such a range. If we cannot provide a range of reasonably possible losses, we explain the factors that prevent us from determining such a range. Historically, adjustments to our estimates have not been material. We believe the recorded reserves in our consolidated financial statements are adequate in light of the probable and estimable liabilities. We do not believe that any of these identified claims or litigation will be material to our results of operations, cash flows, or financial condition.

On March 31, 2023, a class action complaint, titled Matthew McKnight v. Alliance Entertainment Holding Corp. f/k/a Adara Acquisition Corp., Adara Sponsor LLC, Thomas Finke, Paul G. Porter, Beatriz Acevedo-Greiff, W. Tom Donaldson III, Dylan Glenn, and Frank Quintero, was filed in the Delaware Court of Chancery against our pre-Business Combination board of directors and executive officers and Adara Sponsor LLC, alleging breaches of fiduciary duties by purportedly failing to disclose certain information in connection with the Business Combination and by approving the Business Combination. We intend to vigorously defend the lawsuit. There can be no assurance, however, that we will be successful. At this time, we are unable to estimate potential losses, if any, related to the lawsuit. The Company has accrued $511,000 and $150,000 as of December 31, 2023, and June 30, 2023, respectively, based on the expected loss.

Note 13: Related Party Transactions

Interest-Charge Domestic International Sales Corporation (“IC-DISC”)

The Company had an affiliate, My Worldwide Marketplace, Inc., which was an IC-DISC and was established February 12, 2013. The IC-DISC was owned by the same shareholders of the Company, pre-Merger. Effective December 31, 2022, IC-DISC was discontinued and there will be no future accruals or commissions paid out.

The IC-DISC was organized to manage sales to certain qualified customers and receive commissions from the Company for this activity. The commissions expenses were $0 and $1.4 million for the three months ended December 31, 2023, and 2022, respectively. For the six months ended December 31, 2023, and 2022 commissions expenses were $0 and $2.8 million, respectively. The commissions were determined under formulas and rules defined in the law and regulations of the US tax code, and under these regulations, the commissions were deductible by the Company and resulted in a specified profit to the IC-DISC. This net profit was not subject to federal income tax. The IC-DISC distributed the profit to its stockholders, who were taxed on the income as a dividend. The owners of the IC-DISC elected to forgive the commissions earned for the twelve months ended December 31, 2022. The forgiveness of $6.6 million was recorded as a deemed capital contribution by the Company Stockholders for the twelve months ended December 31, 2022. There was no similar forgiveness of commissions for the twelve months ended December 31, 2023.

GameFly Holdings, LLC

On February 1, 2023, Alliance entered into a Distribution Agreement (the “Distribution Agreement”) with GameFly Holdings, Inc., a customer of Alliance that is owned by the principal stockholders of Alliance. The Distribution Agreement is effective from February 1, 2023, through March 31, 2028, at which time the Distribution Agreement continues indefinitely until either party provides the other party with six-month advance notice to terminate the Distribution Agreement. During the three months ended December 31, 2023 and 2022 and the six months ended December 31, 2023 and 2022, Alliance had distribution revenue in the amount of $0.1 million, $0, $0.1 million and $0 respectively, recorded as net revenues in the unaudited condensed consolidated statements of operations.

During the three-month periods ended December 31, 2023, and 2022 and the six-month periods ended December 31, 2023, and 2022, the Company had additional sales to GameFly of $4.3 million, $1.6 million, $5.1 million, and $2.3 million, respectively.

MVP Logistics, LLC

MVP Logistics is an independent contractor, which, prior to August 31, 2023, was partially owned by Joe Rehak, the SVP of Operations of COKeM International Limited, which was acquired by Alliance in September 2020. Subsequent to August 31, 2023, Mr. Rehak no longer has an equity stake in MVP Logistics. Alliance believes the amounts payable to MVP Logistics are at fair market value.

During the three months ended December 31, 2023 and 2022, Alliance incurred costs with MVP Logistics LLC, in the amount of $0 and $3.5 million respectively and $1.0 million and $5.4 million for the six months ended December 31, 2023, and 2022, respectively, recorded as cost of revenues in the unaudited condensed consolidated statements of operations, for freight shipping fees, transportation costs, warehouse distribution, and MVP 3PL services (for Arcades) at the Redlands, California and South Gates, California distribution facilities.

Ogilvie Loans

On July 3, 2023 the Company entered in a $17 million line of credit (the “Ogilvie Loan”) with Bruce Ogilvie, a principal stockholder, whereas it borrowed $10 million on that date, and $5 million on July 10, 2023. Such amounts were repaid on July 26, 2023. The Company borrowed $17 million under the Ogilvie Loan on August 10, 2023 and repaid $7 million on August 28, 2023. As of December 31, 2023, $10 million was outstanding on the Ogilvie Loan.

The Ogilvie Loan matures on December 22, 2026 and bears interest at the rate of the 30-day SOFR plus 5.5%. Interest expense for the three and six-months ended December 31, 2023, was $239,219 and $481,000, respectively. The interest rate at December 31, 2023 was 10.8%.

Other Related Party Transactions

During the year ended June 30, 2023, two promissory notes of approximately $0.25 million were outstanding between Adara and two of its then shareholders to provide cash to pay operating costs. The notes did not accrue interest and were payable no earlier than when the Merger closed or February 10, 2023. As of December 31, 2023, these two related party promissory notes were paid in full.

Note 14: Leases

The Company leases offices and warehouses, computer equipment and vehicles. Certain operating leases may contain one or more options to renew. The renewal terms can extend the lease term from one to 13 years. The exercise of lease renewal options is at the Company’s sole discretion. Renewal option periods are included in the measurement of the Right of Use (ROU) asset and lease liability when the exercise is reasonably certain to occur.

The depreciable lives of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments plus, may include variable payments. The Company’s office space leases require it to make variable payments for the Company’s proportionate share of the building’s property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred. Fixed payments may contain predetermined fixed rent escalations.

Operating leases are included in the following asset and liability accounts on the Company’s Balance Sheet: Operating Lease Right-of-Use Assets, Current Portion of Operating Lease Obligations, and Noncurrent Operating Lease Obligations. ROU assets and liabilities arising from finance leases are included in the following asset and liability accounts on the Company’s Consolidated Balance Sheet: Property & Equipment - Net, Current Portion of Finance Lease Obligation, and Noncurrent Finance Lease Obligations.

Components of lease expense were as follows for the three and six months ended December 31, 2023, and 2022:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
Lease Cost ($ in thousands)	2023	2022	2023	2022
Finance Lease Cost:
Amortization of Right of Use Assets	46	51	93	102
Interest on lease liabilities	1	3	3	7
Capitalized Operating Lease Cost	920	1,013	1,853	2,092
Variable Lease Cost	1,367	—	1,592	—
Total Lease Cost	2,334	1,067	3,541	2,201

Other Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	1	3	3	7
Operating cash flows from Capitalized Operating leases	1,026	1,105	2,046	2,264
Financing cash flows from finance leases	50	53	99	105

Right of use assets obtained in exchange for new finance lease liabilities	—	—	—	—
Right of use assets obtained in exchange for new Capitalized Operating lease liabilities	8,681	—	8,681	—
Net ROU remeasurement	(0)	(9)	(0)	(9)

Weighted average remaining lease term - finance leases (in Years)	0.64	1.59	0.64	1.59
Weighted average remaining lease term - Capitalized Operating leases (in Years)	1.05	1.94	1.05	1.94
Weighted average discount rate - finance leases	3.64%	3.70%	3.64%	3.70%
Weighted average discount rate - Capitalized Operating leases	4.16%	4.13%	4.16%	4.13%

Maturities of operating and finance lease liabilities as of December 31, 2023 are as follows:

($ in thousands)	Operating Leases	Finance Leases
Remaining in fiscal 2024	1,987	1,531
2025	1,415	3,062
2026	113	2,977
2027	14	1,688
2028	3	—
Total Lease Payments	3,532	9,258
Less Imputed Interest	(65)	(982)
Total	3,467	8,276

Note 15: Business Acquisition

On July 1, 2022, Alliance purchased the Assets and Liabilities of Think3Fold, LLC, a collectibles distribution company for no consideration. The transaction expanded and diversified the Company’s portfolio of products and enabled scale and fixed cost leverage.

The results of operations of the acquired entity have been included in the Consolidated Financial Statements since July 1, 2022. The Company recognized $1.0 million in acquisition related costs in the six months ended December 30, 2022, which are included in the consolidated statements of operations and comprehensive income within transaction costs.

Think3Fold revenue and earnings included in the Company’s consolidated statements of operations for the three- and six-month periods ended December 31, 2022, were $2.4 million and $3.8 million, and $0.6 and $0.8 respectively.

As part of the Think3Fold acquisition, a contingent consideration, or earn-out, arrangement was established. The contingent consideration is contingent upon the achievement of certain predefined performance milestones from July 1, 2022, to June 30, 2025. The fair value of the contingent consideration was zero as of December 31, 2023, and as of June 30, 2023. Any subsequent changes in the fair value of the contingent consideration will be accounted for as an adjustment to the statement of operations and comprehensive (loss) income.

The Think3Fold acquisition was treated for accounting purposes as a purchase of Think3Fold using the acquisition method of accounting in accordance with ASC 805, Business Combination. Under the acquisition method of accounting, the aggregate consideration was allocated to the acquired assets and assumed liabilities, in each case, based on their respective fair value as of the closing date, with the excess of the consideration transferred over the fair value of the net assets acquired (or net liabilities assumed) being allocated to intangible assets and goodwill.

Allocation of purchase price consideration ($ in thousands)

Cash Acquired	$1
Trade Receivables	2,212
Inventory	7,853
Intangibles	3,000
Other Assets	19
Accounts Payable	(22,298)
Total identifiable net assets (liabilities)	(9,213)
Goodwill	9,213
Total Consideration	$—

Goodwill resulting from the Think3Fold acquisition is not deductible for tax purposes. This non-deductibility arises from the intrinsic nature of the transaction and applicable tax regulations. The recognized goodwill associated with the Think3Fold acquisition primarily comprises expected synergies, since the acquisition is expected to generate synergies in various aspects, including operational efficiencies and revenue growth. These synergies are a significant component of recognized goodwill, as they are anticipated to enhance the overall value of the combined entity.

Note 16: Merger

As disclosed in Note 1, on February 10, 2023, the Company completed the Merger with Adara and a Merger Sub, resulting in the Company becoming a publicly traded company. While Adara was the legal acquirer in the Merger, for financial accounting and reporting purposes under U.S. GAAP, Pre-Merger Alliance was the accounting acquirer, and the Merger was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the exchange of stock by Adara for Pre-Merger Alliance’s stock) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Pre-Merger Alliance. Accordingly, the consolidated assets, liabilities, and results of operations of Pre-Merger Alliance became the historical consolidated financial statements of the combined company, and Adara’s assets, liabilities and results of operations were consolidated with Pre-Merger Alliance beginning on the acquisition date. Operations prior to the Merger are presented as those of Pre-Merger Alliance in future reports. The net assets of Adara were recognized at historical cost (which was consistent with carrying value), with no goodwill or other intangible assets recorded.

At the closing of the Merger, each of the then issued and outstanding shares of Alliance common stock were cancelled and automatically converted into the right to receive the number of shares of Adara common stock equal to the exchange ratio (determined in accordance with the Business Combination Agreement). The Company’s 900 shares of previously outstanding common stock were exchanged for 47,500,000 shares of Class A Common Stock. In addition, the treasury stock was cancelled. This change in equity structure has been retroactively reflected in the financial statements for all periods presented.

The following table summarizes the shares of Class A outstanding following consummation of the Merger:

Alliance Public Shares	167,170
Alliance Sponsor Shares	1,500,000
Pre - Merger Alliance Shares	47,500,000
Total Shares of Common Stock Outstanding after Merger	49,167,170

Up to 60 million additional shares of Class A common stock may be issued to the Legacy Alliance shareholders at no cost and upon automatic conversion of the 60 million shares of Class E common stock based on future performance of the Company’s stock price and warrants that can be exercised to purchase shares of Class A common stock at $11.50 per share (See Note 17). The 60 million shares of Class E common stock are held in an escrow account as additional consideration contingent on triggering events occurring within 10 years after the Merger. Upon reaching the following triggering events, the Class E shares will be released from the escrow account to the three major shareholders, and converted to Class A shares on a 1:1 basis:

●	If the stock price increases to $20 per share within five years from the closing of the Merger, 20 million Class E shares will be released.
●	If the stock price increases to $30 per share within seven years from the closing of the Merger, 20 million Class E shares will be released.
●	If the stock price increases to $50 per share within ten years from the closing of the Merger, 20 million Class E shares will be released.

Each share of Class A and Class E common stock has one vote, and the common shares collectively will possess all voting power and will have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Since the Class E shares are subject to vesting conditions and meet the contingent exercise and settlement provisions to be considered indexed to the Company’s stock, they are accounted for as equity instruments, and are reflected as a reduction of retained earnings, at their fair value on the date of the Merger.

In connection with the Merger, the Company’s 2023 Omnibus Equity Incentive Plan (the “2023 Plan”) became effective. The 2023 Plan is a comprehensive incentive compensation plan under which the Company can grant equity-based and other incentives awards to based officers, employees and directors of, and consultants and advisers to, Alliance and its subsidiaries. The Company has reserved a total of 600,000 shares of common stock for issuance as or under awards to be made under the 2023 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any common stock subject to such award shall again be available for the grant of a new award. The 2023 Plan shall continue in effect, unless sooner terminated, until the tenth anniversary of the date on which it was adopted by the Board of Directors (except as to awards outstanding on that date), and the Board of Directors in its discretion may terminate the 2023 Plan at any time with respect to any shares for which awards have not theretofore been granted, provided certain conditions are met, in accordance with the 2023 Plan. The price at which a share may be purchased upon exercise of a share option shall be determined by the Plan Committee; provided, however, that such option price (i) shall not be less than the fair market value of a share on the date such share option is granted, and (ii) shall be subject to adjustment as provided in the 2023 Plan. As of December 31, 2023, 449,000 shares were vested, and 14,800 shares were forfeited under the 2023 Plan.

Note 17: Warrants

As a result of the Merger, at June 30, 2023, there were 5,750,000 Public Warrants, 4,120,000 Private Placement Warrants and 50,000 Representatives Warrants issued and outstanding, each exercisable to purchase one share of Class A common stock at an exercise price of $11.50 (the “Warrants”).

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. Additionally, no Warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants.

The Company filed with the SEC on April 11, 2023, its registration statement covering the shares of Class A common stock issuable upon exercise of the Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the Warrants expire or are redeemed, as specified in the warrant agreement. The registration, as amended, became effective June 29, 2023.

Public Warrants

The Public Warrants qualify for the derivative scope exception under ASC 815 and are therefore classified as equity on the consolidated balance sheets. They may only be exercised for a whole number of shares. The Public Warrants are currently exercisable at $11.50 per share and will expire five years after the completion of the Merger or earlier upon redemption or liquidation. The Company may redeem for cash the outstanding Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per Public Warrant;
●	upon not less than 30 days’ prior written notice of redemption after the Warrants become exercisable to each warrant holder; and
●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period commencing once the Public Warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger, or consolidation. However, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants.

Private Placement Warrants:

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the initial public offering but are classified as liabilities on the consolidated balance sheet as they are not considered indexed to the Company’s own stock. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants as described above.

Representative Warrants

The Company issued Representative Warrants, for minimal consideration to ThinkEquity, a division of Fordham Financial Management, Inc. (and/or its designees), in a private placement simultaneously with the closing of Alliance’s public offering, which are also classified as liabilities on the consolidated balance sheet. The Representative Warrants are identical to the Private Warrants except that so long as the Representative Warrants are held by ThinkEquity (and/or its designees) or its permitted transferees, the Representative Warrants (i) will not be redeemable by the Company, (ii) may be exercised by the holders on a cashless basis, (iii) are entitled to registration rights and (iv) are not exercisable more than five years from the effective date of the Merger.

Note 18: Fair Value

The Company complies with the provisions of FASB ASC 820, Fair Value Measurements, for its financial and non-financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis.

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities at the reporting date. Generally, this includes debt and equity securities that are traded in an active market.

Level 2 – Observable inputs other than Level 1 prices such as quote prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Generally, this includes debt and equity securities that are not traded in an active market.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2023, the Company has classified the private placement warrants and the representative warrants as Level 3 fair value measurements. Management evaluates a variety of inputs and then estimates fair value based on those inputs. As discussed below, the Company utilized the Lattice Model in valuing the Warrants.

The fair value of cash and restricted cash, other assets, revolving credit facility, shareholder loan, accounts payable and accrued expenses approximate their carrying value due to the short-term maturities of these items. The fair value of the Company’s revolving credit facility and shareholder loan, which are considered a Level 2 fair value measurements, approximates their carrying value because they have a variable market interest rate.

The Company recomputes the fair value of the Private and the Representative Warrants at the issuance date and the end of each quarterly reporting period. Such value computation includes subjective input assumptions that are consistently applied each period. If the Company were to alter its assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different.

The Company utilized the following assumptions to estimate fair value of the Private Warrants and Representative Warrants as of December 31, 2023.

Stock Price	$0.93
Exercise price per share	$11.50
Risk-free interest rate	3.88%
Expected term (years)	4.1
Expected volatility	48.60%
Expected dividend yield	—

The significant assumptions using the Lattice model approach for valuation of the Warrants were determined in the following manner:

(i)	Risk-free interest rate: the risk-free interest rate is based on the U.S. Treasury rate with a term matching the time to expiration.
(ii)	Expected term: the expected term is estimated to be equivalent to the remaining contractual term.
(iii)	Expected volatility: expected stock volatility is based on daily observations of the Company’s historical stock value and implied by market price of the public warrants, adjusted by guideline public company volatility.
(iv)	Expected dividend yield: expected dividend yield is based on the Company’s anticipated dividend payments. As the Company has never issued dividends, the expected dividend yield is 0% and this assumption will be continued in future calculations unless the Company changes its dividend policy.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy as (in thousands):

	As of December 31, 2023
	Total	Level 1	Level 2	Level 3
Private Placement and Representative Warrants	$41	$—	$—	$41

The table below presents the change in number and fair value of the Private and Representative Warrants since June 30, 2023: (in thousands, except the number of shares)

	Private Warrants		Representative Warrants		Total
	Shares	Value	Shares	Value	Shares	Value
June 30, 2023	4,120,000	$203	50,000	$3	4,170,000	$206
Exercised	—	—	—	—	—	—
Change in value	—	$(122)	—	$(2)	—	$(124)
September 30, 2023	4,120,000	$81	50,000	$1	4,170,000	$82
Exercised	—	—	—	$—	—	$—
Change in value	—	(41)	—	$—	—	$(41)
December 31, 2023	4,120,000	$40	50,000	$1	4,170,000	$41

Note 19: Stock-Based Compensation

As part of the Merger with Adara on February 10, 2023, 600,000 shares were authorized for a one-time employee stock plan, the 2023 Plan. Total restricted stock awards of 463,800 shares were granted to employees on June 15, 2023, by approval of the compensation committee, which administers the 2023 Plan. The shares fully vested on October 4, 2023.The Company does not have an annual stock-based compensation program.

Number of RSAs
Outstanding and Unvested as of June 30, 2023	459,200
Vested	(449,000)
Forfeited	(10,200)
Outstanding and Unvested as of December 31, 2023	—

In connection with awards granted, for the three and six months ended December 31, 2023 the Company recognized $0.06 million and $1.4 million respectively in stock-based compensation expense.

Note 20 – Issuance of Common Stock

During the six months ended December 31, 2023, the Company sold 1,335,000 shares of its Class A common stock at $3.00 per share, resulting in net proceeds of approximately $1.3 million after deducting underwriter discounts and offering and other expenses. This capital raise allowed the Company to generate gross proceeds, with a portion allocated to underwriting discounts, offering related expenses, Representative’s Warrants and outstanding accounts payable. Net proceeds were determined after accounting for these expenses.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The objective for the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is to provide information the Company’s management team believes is necessary to achieve an understanding of its financial condition and the results of business operations with particular emphasis on the Company’s future and should be read in conjunction with the Company’s audited consolidated financial statements, and footnotes.

This analysis contains forward-looking statements concerning the Company’s performance expectations and estimates. Other than statements with historical context, commentary should be considered forward- looking and carries with it risks and uncertainties. See “Statement Regarding Forward-Looking Statements” and Part I, Item 1A. Risk Factors, of this Form 10-Q for a discussion of other uncertainties, risks and assumptions associated with these statements.

Alliance is a leading global wholesaler and a key player in the entertainment industry, boasts a diverse portfolio of owned brands, including Critics’ Choice, Collectors’ Choice, Movies Unlimited, DeepDiscount, popmarket, blowitoutahere, Fulfillment Express, Importcds, GamerCandy, WowHD, and others. As a leading global wholesaler, direct-to-consumer (“DTC”) distributor, and e-commerce provider, Alliance operates as the vital link between renowned international manufacturers of entertainment content, such as Universal Pictures, Warner Brothers Home Video, Walt Disney Studios, Sony Pictures, Lionsgate, Paramount, Universal Music Group, Sony Music, Warner Music Group, Microsoft, Nintendo, Take Two, Electronic Arts, Ubisoft, Square Enix, and others.

This pivotal role extends to connecting these manufacturers with top-tier retail partners both domestically and internationally. Notable partners encompass giants like Walmart, Amazon, Best Buy, Barnes & Noble, Wayfair, Costco, Dell, Verizon, Kohl’s, Target, Shopify, and others.

Employing an established multi-channel strategy, Alliance distributes physical media, entertainment products, hardware, and accessories across various platforms. Currently, the company sells its products, permitted for export, to more than 70 countries worldwide.

Alliance provides state-of-the art warehousing and distribution technologies, operating systems and services that seamlessly enable entertainment product transactions to better serve customers directly or through our distribution affiliates. These technology-led platforms with access to the Company’s in stock inventory of over 325,000 SKU products, consisting of vinyl records, video games, compact discs, DVD, Blu-Rays, toys, and collectibles, combined with Alliance’s sales and distribution network, create a modern entertainment physical product marketplace that provides the discerning customer with enhanced options on efficient consumer-friendly platforms inventory. Alliance is the retailers’ back office for in-store and e-commerce solutions. All electronic data interchange (“EDI”) and logistics are operational and ready for existing retail channels to add new products.

Merger and Business Acquisition

Alliance has a proven history of successfully acquiring and integrating competitors and complementary businesses. The Company will continue to evaluate opportunities to identify targets that meet strategic and economic criteria.

On July 1, 2022, Alliance purchased the assets and liabilities of Think3Fold, LLC, a collectibles distribution company. This acquisition resulted in increased shelf space at our largest customer and expanded our product offerings.

On February 10, 2023, AENT Corporation (f/k/a Alliance Entertainment Holding Corporation) (“Legacy Alliance”), Adara Acquisition Corp. (“Adara”) and Adara Merger Sub, Inc. (“Merger Sub”) consummated the closing of the transactions contemplated by the Business Combination Agreement, dated as of June 22, 2022, by and among Adara, Merger Sub and Legacy Alliance. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Alliance and Adara was affected by the merger of Merger Sub with and into Alliance (the “Merger” or the “Business Combination”), with Alliance surviving the Merger as a wholly-owned subsidiary of Adara. Following the consummation of the Merger on the closing of the Business Combination, Adara changed its name from Adara Acquisition Corp. to Alliance Entertainment Holding Corporation (the “Company”).

While the legal acquirer in the Business Combination Agreement was Adara, for financial accounting and reporting purposes under U.S. GAAP, Legacy Alliance was the accounting acquirer, and the Merger was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the exchange of stock by Adara for Legacy Alliance’s stock) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Legacy Alliance in many respects. Accordingly, the consolidated assets, liabilities, and results of operations of Legacy Alliance became the historical consolidated financial statements of the combined company, and Adara’s assets, liabilities and results of operations were consolidated with Legacy Alliance beginning on the acquisition date. Operations prior to the Merger are presented as those of Legacy Alliance in future reports. The net assets of Adara were recognized at historical cost (which was consistent with carrying value), with no goodwill or other intangible assets recorded.

Upon consummation of the Merger, the most significant change in Legacy Alliance’s future reported financial position and results of operations was a decrease in net Equity of $787,000 as compared to Legacy Alliance’s consolidated balance sheet.

As a result of the Merger, Alliance Entertainment became the successor to an SEC-registered company, which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Macroeconomic Uncertainties

Unfavorable conditions in the economy in the United States and abroad may negatively affect the growth of our business and have affected our results of operations. For example, macroeconomic events, including rising inflation, the U.S. Federal Reserve raising interest rates, recent bank failures, two wars and the lingering effects of the COVID-19 pandemic have led to economic uncertainty globally. The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled Part I “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, including the risk factor titled “Unstable market and economic conditions have had and may continue to have serious adverse consequences on our business, financial condition and share price.”

Key Performance Indicators

Management monitors and analyzes key performance indicators to evaluate financial performance, including:

Net Revenue: To derive net revenue, the Company reduces total gross sales by customer returns, returns reserve, and allowances including discounts.

Cost of Revenues (excluding depreciation and amortization): Our cost of revenues reflects the total costs incurred to market and distribute products to customers. Changes in cost are impacted primarily by sales volume, product mix, product obsolescence, freight costs, and market development funds (“MDF”).

Operating Expenses: Our Operating Expenses are the direct and indirect costs associated with the distribution and fulfillment of products and services. They include both Distribution and Fulfillment and Selling, General and Administrative (SG&A) Expenses. The Distribution and Fulfillment Expenses are the payroll and operating expenses associated with the receipt, warehousing, and distribution of product.

Margins: To analyze profitability, the Company reviews gross and net margins in dollars and as a percent of revenue by line of business and product line.

Selling, General and Administrative Expenses: The Selling, General and Administrative Expenses are payroll and operating costs for Information Technology, Sales & Marketing, and General & Administrative functions. In addition, we include Depreciation and Amortization expenses and Transaction Costs, if applicable.

Balance Sheet Indicators: The Company views cash, product inventory, accounts payable, and working capital as key indicators of its financial position.

Alliance Entertainment Holding Corporation

Results of Operations Three Months Ended December 31, 2023, Compared to Three Months Ended

December 31, 2022

	Three Months Ended	Three Months Ended
($ in thousands except shares)	December 31, 2023	December 31, 2022
Net Revenues	$425,586	$445,162
Cost of Revenues (excluding depreciation and amortization)	377,883	424,265
Operating Expenses
Distribution and Fulfillment Expense	15,144	20,365
Selling, General and Administrative Expense	15,116	15,044
Depreciation and Amortization	1,412	1,529
Transaction Costs	—	367
IC DISC Commissions	—	1,443
		(3)
Total Operating Expenses	31,672	38,746
Operating Income (Loss)	16,031	(17,849)
Other Expenses
Interest Expense, Net	3,328	3,544
Total Other Expenses	3,328	3,544
Income (Loss) Before Income Tax Expense (Benefit)	12,703	(21,393)
Income Tax Expense (Benefit)	3,789	(5,878)
Net Income (Loss)	8,914	(15,515)

Net Revenue: Year-over-year, total net revenues decreased from $445 million to $426 million (-$19 million, -4.3%) for the three months ended December 31, 2023. Along with other retailers and distributors in the United States, we are not immune to the macroeconomic headwinds caused by high interest rates and consumer discretion prompted by reduced buying power. Our business to business (“B2B”) customer base, which are primarily retailers, benefited from a long holiday season, with 32 days between Thanksgiving and Christmas, but were challenged by earlier than usual promotional cycles and labor constraints. Alliance Entertainment stands out as a value-added retail distributor thanks to our exclusive distribution rights for approximately 160 studios and labels in the film and music industry. This extensive portfolio of unique content enables us to cater to bulk B2B and direct-to-consumer (DTC) businesses with a vast selection of products unavailable through other distributors. Our unique DTC suite of distribution and inventory solutions for the e-commerce retail industry, including our consumer direct subsidiary DirectToU LLC, enabled approximately 45% of our gross sales revenue for the three months ended December 31, 2023 versus 37% for the same period prior year.

Year-over-year, gaming sales decreased from $207 million to $192 million (-$15 million, -7%) for the three months ended December 31, 2023. The average selling price of gaming products increased 110% and offset by a decrease in volume as we transitioned our strategy for the holiday season to higher dollar margin products. This revenue mix shift of price and volume was twofold: First, arcade sales were down approximately 30% year over year as we reduced our inventory footprint and focused on profitable sales; and second, we mixed out of lower priced value games that typically drive volume albeit with less margin. vinyl record sales decreased from $101 million to $97 million (-$4 million, 4%) for the three months ended December 31, 2023. The average selling price of Vinyl was up 4.4% and offset by decreased volume resulting in the revenue decline versus the prior year. Potential expansion of K-Pop to the vinyl format this year may improve results going forward. Music Compact Discs (CDs) increased from $34 million to $38 million ($4 million, 12%). The popularity of K-Pop helped us realize a 19% increase in the average selling price of CDs, however, the decline in volume offset some of the gains but resulted in a year-over-year revenue improvement. Physical movie sales, which include DVDs, Blu-Ray, and Ultra HD, decreased slightly from $71 million to $70 million (-$1 million, -1%) versus the same period last year. The average selling price of physical film products increased significantly year over year but was offset by the decline in volume. The consistent flow of new theatrical releases continues to drive home video sales, and when combined with the release of 4K content, drove the average selling price higher. Consumer products revenue decreased from $28 million to $16 million (-$12 million, or -43%) versus the prior year as the toys & collectibles industry grapples with normalizing sales volume in the post-pandemic era.

Cost of Revenues: Total cost of revenues, excluding depreciation and amortization, decreased from $424 million to $378 million (-$46 million or -11%) year over year primarily due to the direct relation of product costs to sales volume. However, gross margin dollars increased year over year as product margins improved from 4.7% to 11.2%. The gross margin increase for the three months ended December 31, 2023, over the same period prior year, was primarily due to less overstock inventory resulting in significantly less consumer incentives to stimulate demand.

Operating Expenses: Total operating expenses decreased from $38.7 million to $31.7 million and decreased as a percentage of net revenue over the same period of the year from 8.7% to 7.5% (1.2% points). Total Distribution and Fulfillment Expense declined 26% and decreased from 4.6% to 3.6% (1.0% points) as a percentage of net revenue for the three months ended December 31, 2023, versus the same period prior year. Fulfillment payroll was $9.4 million for the three months ended December 31, 2023, and $12.6 million (-$3.2 million, -26%) for the same period of the prior year. Low unemployment rates, combined with competition for temporary labor, increased the average cost per labor hour approximately 4% versus the prior year. To address the scarcity of labor resources, we have invested in warehouse automation and will continue to use temporary labor forces to manage changes in demand. Since we believe that for the foreseeable future, there will be upward pressure on labor availability and costs, we continue to innovate our warehouse processes to reduce fulfilment costs. Total selling, administrative, and general costs decreased by $0.4 million or 2.7% compared to the same period last year due primarily due to the reduction in workforce last Spring to right size the back-office support for the business. IC DISC Commissions were $0 for the three months ended December 31, 2023, versus $1.4 million for the same period of the prior year. The IC DISC has been discontinued as of December 31, 2022, and no additional expenses will be incurred.

Interest Expense: For the three months ended December 31, 2023, interest expense decreased from $3.5 million to $3.3 million (-$0.2 million) versus the same period of the prior year. While our effective interest rate increased from 6.1% to 8.9%, the impact was tempered by a significant decline of the average revolver balance from $184 million to $122 million (-$62 million, -34%) year over year.

Income Tax: For the three months ended December 31, 2023, an income tax expense of $3.8 million was recorded compared to a benefit of $5.9 million for the same period in the prior year. Alliance reported a pretax gain of $12.7 million and pretax loss of $21.4 million for the three-months ended December 31, 2023, and 2022, respectively. The annual effective tax rate (“ETR”) for the three months ended December 31, 2023, was 30% which includes a one-time tax implication for the distribution of Restricted Stock Units.

Non-GAAP Financial Measures: For the three months ended December 31, 2023, we had non-GAAP Adjusted EBITDA of approximately $17.9 million compared to Adjusted EBITDA of approximately -$14.5 million prior year or a year-over-year improvement of $32.4 million. We define Adjusted EBITDA as net gain or loss adjusted to exclude: (i) income tax expense; (ii) other income (loss); (iii) interest expense; and (iv) depreciation and amortization expense and (v) fair value of Warrants and other non- recurring expenses. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. We use Adjusted EBITDA to evaluate our own operating performance and as an integral part of our planning process. We present Adjusted EBITDA as a supplemental measure because we believe such a measure is useful to investors as a reasonable indicator of operating performance. We believe this measure is a financial metric used by many investors to compare companies. This measure is not a recognized measure of financial performance under GAAP in the United States and should not be considered as a substitute for operating earnings (losses), net earnings (loss) from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. See the table below for a reconciliation, for the periods presented, of our GAAP net income (loss) to Adjusted EBITDA.

	Three Months Ended	Three Months Ended
($ in thousands)	December 31, 2023	December 31, 2022
Net Income (Loss)	$8,914	$(15,515)
Add back:
Interest Expense	3,328	3,544
Income Tax Expense (Benefit)	3,789	(5,878)
Depreciation and Amortization	1,412	1,529
EBITDA	$17,443	$(16,320)
Adjustments
IC-DISC	—	1,444
Stock-based Compensation Expense	58	—
SPAC Transaction Cost	—	367
Change In Fair Value of Warrants	(41)	—
Merger-related Contingent Losses (Gains)	461	—
Gain/Loss on Disposal of PPE	—	(3)
Adjusted EBITDA	$17,921	$(14,513)

Alliance Entertainment Holding Corporation

Results of Operations Six Months Ended December 31, 2023, Compared to Six Months Ended

December 31, 2022

	Six Months Ended	Six Months Ended
($in thousands except shares)	December 31, 2023	December 31, 2022
Net Revenues	$652,341	$683,862
Cost of Revenues (excluding depreciation and amortization)	578,384	637,495
Operating Expenses
Distribution and Fulfillment Expense	26,858	35,230
Selling, General and Administrative Expense	29,553	29,777
Depreciation and Amortization	3,054	3,166
Transaction Costs	—	1,007
IC DISC Commissions	—	2,833
Restructuring Costs	47	—
Loss on Disposal of Fixed Assets	—	(3)
Total Operating Expenses	59,512	72,010
Operating Income (Loss)	14,445	(25,643)
Other Expenses
Interest Expense, Net	6,468	5,898
Total Other Expenses	6,468	5,898
Income (Loss) Before Income Tax Expense (Benefit)	7,977	(31,541)
Income Tax Expense (Benefit)	2,525	(8,516)
Net Income (Loss)	5,452	(23,025)

Net Revenue: Year-over-year, total net revenues decreased from $684 million to $652 million (-$32 million, -4.7%) for the six months ended December 31, 2023. Along with other retailers and distributors in the United States, we are not immune to the macroeconomic headwinds caused by high interest rates and consumer discretion prompted by reduced buying power. Our B2B customer base, which are primarily retailers, benefited from a long holiday season, with 32 days between Thanksgiving and Christmas, but were challenged by earlier than usual promotional cycles and labor constraints. Alliance Entertainment stands out as a value-added retail distributor thanks to our exclusive distribution rights for approximately 160 studios and labels in the film and music industry. This extensive portfolio of unique content enables us to cater to bulk B2B and DTC businesses with a vast selection of products unavailable through other distributors. Our unique DTC suite of distribution and inventory solutions for the e-commerce retail industry, including our consumer direct subsidiary DirectToU LLC, enabled approximately 40% of our gross sales revenue for the six months ended December 31, 2023, versus 34% for the same period prior year.

Year-over-year, gaming sales decreased from $278 million to $244 million (-$34 million, -12%) for the six months ended December 31, 2023. The average selling price of gaming products increased 118% and offset by a decrease in volume as we transitioned our strategy for the holiday season to higher dollar margin products. This revenue mix shift of price and volume was twofold: First, arcade sales were down approximately 50% year over year as we reduced our inventory footprint and focused on profitable sales; and second, we mixed out of lower priced value games that typically drive volume albeit with less margin. Vinyl record sales decreased from $167 million to $164 million (-$3 million, 2%) for the six months ended December 31, 2023. The average selling price of vinyl was up 4% and offset by decreased volume resulting in the revenue decline versus the prior year. Potential expansion of K-Pop to the vinyl format this year may improve results going forward. Music compact discs (CDs) increased from $66 million to $71 million ($5 million, 8%). The continued popularity of K-Pop helped us realize a 14% increase in the average selling price of CDs, however, the decline in volume offset some of the gains but resulted in a year-over-year revenue improvement. Physical movie sales, which include DVDs, Blu-Ray, and Ultra HD, increased from $114 million to $117 million ($3 million, 3%) versus the same period last year. The average selling price of physical film products significantly increased year-over-year but was offset by the decline in volume. The consistent flow of new theatrical releases continues to drive home video sales, and when combined with the release of 4K content, drove the average selling price higher. With the writers and actor work stoppage issues resolved, we expect to see a consistency in theatrical activity and content. Consumer products revenue decreased from $46 million to $26 million (-$20 million, or -43%) versus the prior year as the toys & collectibles industry grapples with normalizing sales volume in the post-pandemic era.

Cost of Revenues: Total cost of revenues, excluding depreciation and amortization, decreased from $637 million to $578 million (-$59 million or -9%) year over year primarily due to the direct relation of product costs to sales volume. However, gross margin dollars increased significantly year over year as product margins improved from 6.8% to 11.3%. The gross margin increase for the six months ended December 31, 2023, over the same period prior year, was primarily due to less overstock inventory resulting in less consumer incentives to drive sales.

Operating Expenses: Total operating expenses decreased from $72.0 million to $59.5 million and decreased as a percentage of net revenue over the same period of the year from 10.5% to 9.1%. Total distribution and fulfillment expense declined 24% and decreased from 5.2% to 4.1% as a percentage of net revenue for the six months ended December 31, 2023, versus the same period prior year. Fulfillment payroll was $16.9 million for the six months ended December 31, 2023, and $22.4 million (-$5.7 million, 25%) for the same period of the prior year. Low unemployment rates, combined with competition for temporary labor, increased the average cost per labor hour by approximately 3% versus the same period prior year. To address the scarcity of labor resources, we have invested in warehouse automation and will continue to use temporary labor forces to manage changes in demand. Since we believe that for the foreseeable future, there will be upward pressure on labor availability and costs, we continue to innovate our warehouse processes to reduce fulfilment costs. Total selling, administrative, and general costs decreased by $2 million compared to the same period last year due primarily due to the reduction in the workforce last spring to right size the back-office support for the business. IC DISC Commissions were $0 for the six months ended December 31, 2023, versus $2.8 million for the same period of the prior year. The IC DISC was discontinued as of December 31, 2022, and no additional expenses were incurred.

Interest Expense: For the six months ended December 31, 2023, interest expense increased from $5.9 million to $6.5 million ($0.6 million) versus the same period of the prior year. The primary driver was an increase of our effective interest rate from 5.4% to 8.7% and offset by a reduction of the average revolver balance from $176 million to $123 million (-$53 million, -30%) for the six months ended December 31, 2023 versus the six months ended December 31, 2022.

Income Tax: For the six months ended December 31, 2023, an income tax expense of $2.5 million was recorded compared to a benefit of $8.5 million for the same period in the prior year. Alliance reported a pretax gain of $8.0 million and pretax loss of $31.5 million for the six-months ended December 31, 2023, and 2022, respectively. The annual effective tax rate (“ETR”) for the six months ended December 31, 2023, was 32% which includes a one-time tax implication for the distribution of Restricted Stock Units.

Non-GAAP Financial Measures: For the six months ended December 31, 2023, we had non-GAAP Adjusted EBITDA of approximately $19.2 million compared to Adjusted EBITDA of approximately -$18.6 million for the prior year or a year-over-year improvement of $37.8 million. We define Adjusted EBITDA as net gain or loss adjusted to exclude: (i) income tax expense; (ii) other income (loss); (iii) interest expense; and (iv) depreciation and amortization expense and (v) fair value of Warrants and other non- recurring expenses. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. We use Adjusted EBITDA to evaluate our own operating performance and as an integral part of our planning process. We present Adjusted EBITDA as a supplemental measure because we believe such a measure is useful to investors as a reasonable indicator of operating performance. We believe this measure is a financial metric used by many investors to compare companies. This measure is not a recognized measure of financial performance under GAAP in the United States and should not be considered as a substitute for operating earnings (losses), net earnings (loss) from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. See the table below for a reconciliation, for the periods presented, of our GAAP net income (loss) to Adjusted EBITDA.

	Six Months Ended	Six Months Ended
($in thousands)	December 31, 2023	December 31, 2022
Net Income (Loss)	$5,452	$(23,025)
Add back:
Interest Expense	6,468	5,898
Income Tax Expense (Benefit)	2,525	(8,516)
Depreciation and Amortization	3,054	3,166
EBITDA	$17,499	$(22,477)
Adjustments
IC-DISC	—	2,833
Stock-based Compensation Expense	1,386	—
SPAC Transaction Cost	—	1,007
Restructuring Cost	47	—
Change In Fair Value of Warrants	(165)	—
Merger-related Contingent Losses (Gains)	461	—
Gain/Loss on Disposal of PPE	—	(3)
Adjusted EBITDA	$19,228	$(18,640)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity: On December 21, 2023, Alliance Entertainment Holding Corporation entered into a Revolving Credit Facility, which is a three-year $120 million senior secured asset based credit facility with White Oak Commercial Finance, LLC. The Revolving Credit Facility replaces the Company’s revolver with Bank of America (the “Prior Credit Facility”). The Prior Credit Facility was scheduled to expire on December 31, 2023.

The Company has implemented certain strategic initiatives to reduce expenses and focus on the sale of higher margin products. As a result of the new credit facility, combined with these initiatives and the Company’s financial performance for the three and six months ended December 31, 2023, the Company has concluded that it has sufficient cash to fund its operations and obligations (from its cash on hand, operations, working capital and availability on the credit facility) for at least twelve months from the issuance of these consolidated financial statements.

Our primary sources of liquidity are cash and cash equivalents, cash provided by operating activities, and borrowings under our credit facility. As of December 31, 2023, in addition to the $1.8 million of cash, we carried a $101 million revolver balance on our $120 million credit facility under the Loan and Security Agreement with White Oak Commercial Finance, LLC. Since June 30, 2023, our available collateral increased from $135 million to $194 million ($59 million, 44%) due to seasonally higher sales revenue and the subsequent increase in the accounts receivable balance. The revolver balance decreased from $133 million to $101million (-$32 million, -24%) and our debt service expense exposure is significantly reduced. In addition, with a loan ceiling of $120 million versus $175 million we minimize financing fees. As of December 31, 2023 our availability was $19 million with an additional $74 million of suppressed availability, which is the excess of the available collateral amount over our $120 million facility ceiling.

	December 31,	June 30,
($in millions)	2023	2023
Revolving Credit Facility	120	135
Less: Revolver Balance	101	133
Availability	$19	$2

Our liquidity position has not changed significantly since the Merger, and we intend to principally rely on our borrowing capacity under the Revolving Credit Facility as well as any renewal of such facility. Since the exercise price of the Warrants of $11.50 per share is significantly greater than the current market price of the Class A common stock, we do not expect the Warrants to be exercised until such time, if ever, that the market price of the Class A common stock exceeds the exercise price of the Warrants. Although the Company does not currently intend to do so, the Company may seek to raise additional capital through the sale of equity securities.

The receipt of cash proceeds from the exercise of our Warrants is dependent upon the market price exceeding the $11.50 exercise price and the Warrants being exercised for cash. The $11.50 exercise price per share of the Warrants is considerably higher than the $1.35 closing sale price of the Class A common stock on February 5, 2023. If the price of our Class A common stock remains below the respective Warrant exercise prices per share, we believe warrant holders will be unlikely to cash exercise their Warrants, resulting in little or no cash proceeds to us.

In addition, we may lower the exercise price of the Warrants in accordance with the Warrant Agreement to induce the holders to exercise such Warrants. We may effect such reduction in exercise price without the consent of such warrant holders and such reduction would decrease the maximum amount of cash proceeds we would receive upon the exercise in full of the Warrants for cash. Further, the holders of the Private Warrants and the Underwriter Warrants may exercise such Warrants on a cashless basis at any time and the holders of the Public Warrants may exercise such Warrants on a cashless basis at any time an effective registration statement is not available for the issuance of shares of Class A common stock upon such exercise. Accordingly, we would not receive any proceeds from a cashless exercise of Warrants

Cash Flow: The following table summarizes net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated and should be read in conjunction with our consolidated financial statements for the six months ended December 31, 2023 and 2022.

	Six Months Ended
($ in thousands)	December 31, 2023	December 31, 2022
Net Income (Loss)	$5,452	$(23,025)
Net Cash Provided By (Used In):
Operating Activities	26,106	(40,660)
Investing Activities	(131)	1
Financing Activities	(24,185)	40,564

For the six months ended December 31, 2023, on a net income of $5.5 million, the Company’s cash from operating activities was $26.1 million versus ($40.7) million used in operations for the six months ended December 31, 2022. The primary drivers of the $66.4 million improvement, compared to the same six-month period in 2022, was a $28.8 million improvement in net income combined with a $60.7 million decline in accounts payable versus a $25.7 million of cash from operations compared to the prior year. The relatively large change in payables was directly attributed to an intentional objective to reduce inventory on-hand at December 31, 2022. The change in inventory decreased $32.8 million for the six months ended December 31, 2023, versus a decrease of $68.5 million for same six month period prior year; however, the central element was an ending inventory of $114 million at December 31, 2023 versus $175 million (-$61 million, -35%) in the prior year period.

The cashflow from investing activities was $0 for the six months ended December 31, 2023. For the same prior year period, the change was marginal due to the combined net working capital structure of the acquisition transaction attributed to cash paid for business acquisition of Think3Fold that was acquired for no consideration.

Net cash used in financing activities was $24.2 million for the six months ended December 31, 2023, versus cash provided of $40.6 million for the same period prior year. The primary reason for the decline was reduced borrowing necessary to maintain desired inventory levels as noted above. In addition, our debt service exposure declined as the revolver balance declined from $177 million on December 31, 2022, to $97 million (-$80 million or -45%) on December 31, 2023.

Critical Accounting Policies and Estimates

The consolidated financial statements and disclosures have been prepared in accordance with generally accepted accounting principles (GAAP) which requires that management apply accounting policies, estimates, and assumptions that impact the results of operations and the reported amounts of assets and liabilities in the financial statements. Management uses estimates and judgments based on historical experience and other variables believed to be reasonable at the time. Actual results may differ from these estimates under a separate set of assumptions or conditions. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements. Management believes that of the Company’s significant accounting policies and estimates, the following involve a higher degree of judgment or complexity:

Inventory and Returns Reserve: Product inventory is recorded at the lower of cost or net realizable value. The valuation of inventory requires significant judgment and estimates, including evaluating the need for any adjustments to net realizable value related to excess or obsolete inventory to ensure that the inventory is reported at the lower of cost or net realizable value. For all product categories, the Company records any adjustments to net realizable value, if appropriate, based on historical sales, current inventory levels, anticipated customer demand, and general market conditions.

For the year ended June 30, 2023, the Company performed a net realizable value analysis to determine if a reserve or write- down was necessary for excess or obsolete inventory. The two most critical assumptions in the analysis were the estimated monthly sales and the average sales price. In the analysis of the average sales price, we considered our master pricing list or alternative approximations of net realizable value including: (a) Estimates based on fluctuations of market price or cost of manufacturing similar items, (b) Invoices for new purchases made after the year-end from the original supplier of the inventory item, if sales prices are not available (replacement cost), and/or (c) Advertised prices on product brochures, also considering possible discounts, costs to complete and sell, and salability.

Goodwill and Definite-Lived Intangible Assets, Net: The Company tests its goodwill for impairment only upon the occurrence of an event or circumstances that may indicate the fair value of the entity is less than it’s carrying amount. For the six months ended December 31, 2023, and year ended June 30, 2023, the Company tested goodwill for impairment at the entity level, since there is one Reporting Unit. As part of the analysis, we performed a discounted cash flow based on the Company’s three-year projections and determined that the fair value of equity is higher than the carrying value of equity. As such, the Company’s analysis concluded that there was no impairment to goodwill.

As of December 31, 2023, the fair value of the Company’s reporting unit exceeded its carrying value by approximately 11.8%. Either a reduction in the long-term growth rate by more than 80 basis points or an increase in the discount rate by 60 basis points would result in the carrying value of the Company’s reporting unit exceeding its fair value, resulting in an impairment loss of the Company’s goodwill. Given the inherent uncertainties on the macroeconomic conditions and interest rates in general, actual results may differ from management’s current estimates and could have an adverse impact on one or more of the assumptions used in our quantitative model related to impairment assessment, resulting in potential impairment charges in subsequent periods.

When a triggering event occurs, the Company has an option to first perform a qualitative assessment to determine whether it is more likely than not (i.e., 50% likely) that the fair value of the entity is less than its carrying amount. If the Company elects to use the qualitative option, it must decide whether it is more than 50% likely that the fair value of the entity is less than its carrying amount. If so, the one-step impairment test is required. However, if management concludes that fair value exceeds the carrying amount, further testing is unnecessary. Goodwill impairment is calculated as the amount by which the carrying amount of the entity including goodwill exceeds its fair value.

Intangible assets are stated at cost, less accumulated amortization. Amortization of customer relationships and lists is recorded using an accelerated method over the useful lives of the related assets, which range from 10 to 15 years. Covenants not to compete, trade name and favorable leases are amortized using the straight-line method over the estimated useful lives of the related assets, which range from 5 to 15 years.

Impairment of Long-Lived Assets: Recoverability of long-lived assets, including property and equipment, goodwill and certain identifiable intangible assets are evaluated whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important which could trigger an impairment review include but are not limited to significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decrease in the market value of the assets and significant negative industry or economic trends. In the event the carrying amount of the long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual deposition. If the carrying amount of an asset exceeds the sum of the estimated future undiscounted cash flow, an impairment loss is recorded for the excess of the asset’s carrying amount over its fair value. There was no impairment during the three-month period ended December 31, 2023.

Business Combinations — Valuation of Acquired Assets and Liabilities Assumed: The Company allocates the purchase price for each business combination, or acquired business, based upon (i) the fair value of the consideration paid and (ii) the fair value of net assets acquired, and liabilities assumed. The determination of the fair value of net assets acquired and liabilities assumed requires estimates and judgements of future cash flow expectations for the acquired business and the allocation of those cash flows to identifiable tangible and intangible assets. Fair values are calculated by applying estimates related to Internal Rate of Return (IRR) and Weighted Average Cost of Capital (WACC) assumptions as well as incorporating expected cash flows into industry standard valuation techniques. Goodwill is the amount by which the purchase price consideration exceeds the fair value of tangible and intangible assets acquired, less assumed liabilities. Intangible assets, such as customer relations and trade names, when identified, are separately recognized and amortized over their estimated useful lives, if considered definite lived. Acquisition costs are expensed as incurred and are included in the consolidated statements of operations and comprehensive income.

Warrant Liability – The Company’s warrant liability is remeasured at fair value as of the reporting period balance sheet date. The fair value of the Private Warrant was measured using the Lattice model approach. Significant inputs into the respective models at December 31, 2023 and February 10, 2023 (the initial recognition) are as follows:

	December 31,	February 10,
	2023	2023
Stock Price	$0.93	$3.30
Exercise price per share	$11.50	$11.50
Risk-free interest rate	4.61%	3.58%
Expected term (years)	4.1	4.8
Expected volatility	48.6%	28.6%
Expected dividend yield	—	—

The Warrants are scheduled to expire on February 10, 2028.

The significant assumptions using the Lattice model approach for valuation of the Private Placement Warrants and Representative Warrants were determined in the following manner:

●	Risk-free interest rate: the risk-free interest rate is based on the U.S. Treasury rate with a term matching the time to expiration.
●	Expected term: the expected term is estimated to be equivalent to the remaining contractual term.
●	Expected volatility: expected stock volatility is based on daily observations of the Company’s historical stock value and implied by market price of the Public Warrants, adjusted by guideline public company volatility.
●	Expected dividend yield: expected dividend yield is based on the Company’s anticipated dividend payments. As the Company has never issued dividends, the expected dividend yield is 0% and this assumption will be continued in future calculations unless the Company changes its dividend policy.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4. Controls and Procedures

Our management, under the direction of and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2023. Based on the evaluation of our disclosure controls and procedures, our management concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weaknesses described below. These material weaknesses in our internal control over financial reporting relate to the fact that the Company did not have the necessary business processes and related internal controls formally designed and implemented to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of our financial statements in accordance with U.S. generally accepted accounting principles, as described further below. The Company has added and continues to evaluate the need for additional controls over the accounting and financial reporting requirements related to certain non-routine transactions, which are still being designed and implemented. The material weaknesses will not be considered remediated until such time as management designs and implements effective controls that operate for a sufficient period of time and has concluded, through testing, that these controls are effective.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual consolidated financial statements will not be prevented or detected on a timely basis. As of December 31, 2023, the following material weaknesses existed:

Entity Level Controls

Management did not maintain appropriately designed entity-level controls impacting the (1) control environment, (2) risk assessment procedures, and (3) monitoring activities to prevent or detect material misstatements to the financial statements and assess whether the components of internal control were present and functioning. These deficiencies were primarily attributed to an insufficient number of qualified resources to support and provide proper oversight and accountability over the performance of controls.

Control Activities

Management did not have adequate selection and development of effective control activities resulting in the following material weaknesses:

●	Information Technology (IT) General Controls – Certain information technology general controls for security and administration of key IT systems were not designed properly or did not operate effectively. Specifically, (i) periodic user access reviews of roles and permissions were not performed sufficiently throughout the period for certain key IT systems, and (ii) certain key IT systems were not logically restricted, resulting in improper segregation of duties for certain business processes.
●	Financial Close Processes – Management did not design and maintain formal accounting policies, and effective control activities over certain routine aspects of financial reporting. Specifically, management did not design and maintain effective controls over (i) the financial reporting process, including management review controls over areas of accounting such as revenue, inventory, accounts payable, income taxes and payroll, at an appropriate level of precision to detect a material misstatement and sufficient appropriate evidence was not maintained to support the execution and evaluation of the controls performed, (ii) the monthly financial close process, including the review of journal entries, account reconciliations, and analysis of recorded balances, and (iii) the completeness and accuracy of information used by control owners in the operation of certain controls.
●	Disclosures and Internal Control Over Financial Reporting – The Company did not have the necessary business processes and related internal controls over financial reporting formally designed and implemented to address the accounting and financial reporting requirements related to certain routine and non-routine transactions. Specifically, the controls failed to detect required disclosures, and errors in the accounting for the classification of the outstanding balance of the revolving credit facility, net, as of June 30, 2022, as previously disclosed in the audited consolidated financial statements as of and for the periods ended June 30, 2022, December 31, 2022 and June 30, 2023.
●	Annual Impairment Analysis – Management did not design and implemented control activities that would allow the proper and timely identification, over the annual impairment analysis, of (i) triggering events and quantitative assessment approach used; and (ii) assessing completeness and accuracy of information used in the segment and reporting unit determination.

Remediation Plan

In response to the material weaknesses noted above, the Company’s management began to take actions to remediate the identified material weaknesses in internal control over financial reporting during the fiscal year ended June 30, 2023. As part of management’s remediation plan, certain efforts were put into place and were underway prior to December 31, 2023. Both new and revised controls that management started to implement in the second fiscal quarter of 2023 as part of the remediation plan require a period of seasoning to allow for a sufficient operating effectiveness testing sample. Management plans to build on and continue such efforts going into the fiscal year ending June 30, 2024, in order to successfully remediate the identified material weaknesses. The remediation actions include, but are not limited to, the following:

Entity Level Controls – In an effort to provide additional support, oversight and accountability over the performance of controls, the Company is evaluating enhancing its key financial reporting positions. Management will continue to assess the composition of its resource needs, both internal and external, which may include adding additional accounting and compliance resources. Management may also consider engaging third-party advisors when necessary to supplement its existing resources.

Information Technology General Controls – User access assessments for logical security (roles and privileges) will be performed and periodic user access reviews for key IT systems will be implemented. All IT processes will be centrally managed and IT Management will consider transition certain hosting and administration responsibilities to third-parties.

Financial Close Process Disclosures and Internal Control Over Financial Reporting, and Annual Impairment Analysis – Our remediation plan related to these material weaknesses include:

●	Management will enhance the design of and implement controls around the rigor of the review process, and retention of sufficient appropriate evidence over revenue, inventory, accounts payable, payroll, income taxes, credit facility, journal entries, and other business processes.
●	Developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any.
●	Engaging a professional third-party service provider to assist management with the design and implementation of internal controls.
●	With the assistance from the third-party service provider, and under the supervision of the Chief Financial Officer, commencing the design and implementation of significant process transaction flows and key controls in the Company’s business processes, including revenue, inventory, income taxes, and IT environment.
●	Adopting a process to identify and assess the Company’s disclosure controls and procedures, including the preparation and review of presentation and disclosure requirement checklists, and review of the completeness and accuracy of the underlying support of amounts contained in the financial statements.

Despite the existence of the material weaknesses, we believe the financial information presented herein is materially correct and in accordance with generally accepted accounting principles in the United States.

The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. As management continues to evaluate and work to improve our internal control over financial reporting, management may determine it is necessary to take additional measures to address the material weakness. The material weakness will not be considered remediated unless and until such time as management designs and implements effective controls that operate for a sufficient period of time and concludes, through testing, that these controls are effective. Until the controls have been operating for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively, the material weakness described above will continue to exist. Management will monitor the progress of the remediation plan and report regularly to the audit committee of the board of directors on the progress and results of the remediation plan, including the identification, status and resolution of internal control deficiencies. We can provide no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weakness or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Changes in Internal Control over Financial Reporting

For the three months ended December 31, 2023, except as described above, there were no changes in our internal control over financial reporting during the most recent fiscal quarter that were identified in connection with management’s evaluation required by paragraph (d) of Rules 13d-15 and 15d-15 under the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

Alliance is currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Depending on the nature of the proceeding, claim, or investigation, the Company may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect Alliance’s business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters.

On March 31, 2023, a class action complaint, titled Matthew McKnight v. Alliance Entertainment Holding Corp. f/k/a Adara Acquisition Corp., Adara Sponsor LLC, Thomas Finke, Paul G. Porter, Beatriz Acevedo-Greiff, W. Tom Donaldson III, Dylan Glenn, and Frank Quintero, was filed in the Delaware Court of Chancery against our pre-Business Combination board of directors and executive officers and Adara Sponsor LLC, alleging breaches of fiduciary duties by purportedly failing to disclose certain information in connection with the Business Combination and by approving the Business Combination. We intend to vigorously defend the lawsuit. There can be no assurance, however, that we will be successful. At this time, we are unable to estimate potential losses, if any, related to the lawsuit. The Company has accrued $511,000 and $150,000 as of December 31, 2023, and June 30, 2023, respectively, based on the expected loss.

Item 1A. Risk Factors

Factors that could cause our actual results to differ materially from those in this Quarterly Report are any of the risks described in our Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on October 19, 2023. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

During the three months ended December 31, 2023, the company has yet to formally adopt an insider trading policy. Moreover, no officers or directors have initiated or concluded any contracts, instructions, or written plans pertaining to the purchase or sale of the Company’s securities with the intention of meeting the affirmative defense conditions outlined in Rule 10b5-1(c) or engaged in any non-Rule 10b5-1 trading arrangements. The Company is in the process of implementing these regulations and their implications on trading practices and compliance protocols.

Item 6. Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

No.	Description of Exhibit
10.1	GameFly Distribution Agreement
31.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

Date: February 8, 2024	By:	/s/ Jeffrey Walker
	Name:	Jeffrey Walker
	Title:	Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

Exhibit 10.1

DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (“Agreement”) is made and entered into on February 1, 2023 by and between GAMEFLY HOLDINGS, LLC (“Label”) and DISTRIBUTION SOLUTIONS, a division of ALLIANCE ENTERTAINMENT, LLC (“DS”).

IN CONSIDERATION OF the mutual promises set forth herein, and for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereby agree as follows:

1.	DEFINITIONS

As used herein, the following terms shall have the following meanings:

“Adjusted Gross Receipts” shall mean and refer to the sum of all SBT Gross Receipts less all Adjustments. Adjusted Gross Receipts shall be calculated monthly on a continuous rolling basis.

“Adjustments” shall mean and refer to all refunds, rebates, credits, discounts, allowances and adjustments issued to Customers for any reason relating to the exploitation of the Rights granted herein, including, without limitation, returns, placement fees, price protection, market development funds, coop advertising and taxes.

“Customers” shall initially mean and refer to Target and shall also include any additional Customers added hereto by mutual agreement of the parties.

“Distribution Fee” shall mean and refer to the distribution fee charged to Label by DS, and such Distribution Fee shall be variable and based upon the sale price to the Customer for the Videograms sold as set forth in Exhibit “A” attached hereto and by this reference incorporated herein. Exhibit “A” may be amended by the parties from time to time by a mutual exchange of emails.

“Label’s Share” shall mean and refer to the portion of the Adjusted Gross Receipts payable to Label for the exploitation of the Programs hereunder as calculated in accordance with the provisions of paragraph 7 hereof.

“Program” and “Programs” shall mean and refer to every Program that has been accepted by DS for distribution hereunder.

“Scan-Based Trading” or “SBT” shall mean and refer to the consignment of Videograms to Customers whereby Customers do not make payment to DS for such Videograms unless and until there is a sale to a retail consumer and the Customer then reports the sale to DS in a point of sale report (“POS Report”).

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“SBT Gross Receipts” shall mean and refer to all monies actually received by or credited to DS for sales of Videograms sold on an SBT basis. SBT Gross Receipts shall be included in Gross Receipts on a monthly basis, during the month in which the SBT Videogram sales were reported to DS on a POS Report.

“Territory” with respect to each Program, shall mean and refer to the United States and Canada, and all of their respective states, provinces, territories, possessions and commonwealths.

“Videogram” shall mean and refer to one (1) or more physical copies of all or part of a Program or Programs in any and all forms and formats of video devices, including, but not limited to, DVD’s, BluRay Discs, in each and every size, format (including standard and high-definition video), configuration and character, whether now known or contemplated or hereafter discovered, invented or devised.

“Videogram Rights” shall mean and refer to the right to sell, advertise, market, promote, distribute and otherwise exploit Videograms on an SBT basis, to the Customers, during the Term and in the Territory.

2.	TERM

(a)The term of this Agreement (the “Term”) shall commence on the date hereof and shall expire on March 31, 2028. Thereafter, the Term of this Agreement shall continue on indefinitely unless and until either party provides the other party with six (6) months advance written notice of their desire to terminate this Agreement.

(b)At the end of the Term, DS will notify its Customers that it is no longer distributing the Videograms and will notify its Customers that it will no longer accept returns of Videograms after a specified deadline and will transfer possession of any remaining Videogram inventory to Label.

3.SUBMISSION OF PROGRAMS

Whenever Label acquires Videogram Rights to a Program during the Term hereof, Label shall promptly offer DS the Videogram Rights to such Program and will provide DS with a list of all approved Customers, and the expiration date of Label’s Videogram Rights in the Program.

4.	GRANT OF RIGHTS

(a)With respect to each Program, Label grants DS, throughout the Term and within the Territory, the exclusive Videograms Rights with respect to the approved Customers.

(b)DS shall have the right to take the following actions with respect to the exploitation of the Videogram Rights in and to each of the Programs: (i) the right to manufacture display materials for the Videograms; (ii) the right to determine the appropriate

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quantities of Videogram units to be sold to particular Customers and the right to set appropriate Customer inventory levels; (iii) the right to create and publish trade advertising and sales materials featuring the Programs; (iv) the right to set wholesale pricing; and (iv) the right, at any time, to cease exploiting any or all Rights in and to a Program, if necessary to avoid potential legal liability.

5.DS DISTRIBUTION SERVICES

(a)With respect to the exploitation of Videogram Rights, DS will perform the following standard services: (i) warehousing of Videograms; (ii) shipment of Videograms between warehouses and Customers; (iii) design and creation of trade marketing materials; (iv) sales of Videograms to Customers; (v) management of vendor managed inventory (“VMI”) where necessary; (vi) processing Videogram returns from Customers; (vii) processing Customer credits; (vii)preparation of periodic sales reports; (ix) invoicing of Customers and collection of Gross Receipts; (x) calculation and payment of Label’s Share of Adjusted Gross Receipts; and (xi) any and all other Videogram distribution services commonly performed by distributors in the Videogram distribution business.

(f)DS shall pay all Distribution Expenses incurred in the exploitation of the Videogram Rights granted hereunder. As used herein, “Distribution Expenses” shall include, but not be limited to: (i) all distribution and logistical expenses incurred in connection with the exploitation of the Videogram Rights, including, without limitation, warehousing, returns processing or any handling Videograms including pick, pack and ship; (ii) all third-party freight costs for shipping Videograms; and (iii) any third-party costs or expenses incurred by DS in connection with the collection of SBT Gross Receipts hereunder.

6.LABEL’S OBLIGATIONS

(a)Label shall make full and timely delivery of manufactured Videograms in order to allow DS adequate time to meet all applicable shipping deadlines.

(b)Label hereby acknowledges that title to all Videograms shall remain with Label until such time as a Videogram is purchased and paid for by a retail consumer at which time title shall pass directly to the retail consumer. Label further acknowledges that the risk of loss to all Videograms, regardless of cause, remains with Label so long as Label has title to such Videograms. As used herein, the term “risk of loss” shall include, without limitation, loss attributable to: (i) fire, flood, or other natural disasters; (ii) theft or physical destruction; (iii) any occurrence while the Videograms are in the possession of any Customer, whether in their distribution centers or retail locations; (iv) any occurrences while the Videograms are in the possession of DS during the storage of the Videograms at any DS facility or warehouse; or (v) any issues which arise during transportation of Videograms. DS will use commercially reasonable efforts to limit risk of loss. The return of any Videogram initially sold to a retail consumer that is returned to a Customer shall be deemed a “negative sale,” and title and risk of loss to such a returned Videogram shall immediately revert to the Label.

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(c)Label agrees that with respect to any Videograms delivered by DS to a Customer, Label has the economic nexus with the jurisdiction in which each Customer retail store is located, and that Label shall have sole liability for and shall directly pay all applicable income taxes relating to the sale of such Videograms.

7.CALCULATION OF LABEL’S SHARE

Label’s Share of Adjusted Gross Receipts shall be calculated on a monthly basis as follows:

(a)DS will first calculate the total of all Gross Receipts hereunder as set forth in paragraph 1 hereof.

(b)DS will then calculate Adjusted Gross Receipts by making the cumulative Adjustments to Gross Receipts set forth in paragraph 1 hereof.

(c)DS will then deduct and retain for its own account, its Distribution Fee which will be based on the wholesale price of the Videograms sold as set forth on Exhibit A.

(d)The sum remaining shall be the Label’s Share of Adjusted Gross Receipts.

(e)Label hereby acknowledges that DS has not made any express or implied representation, warranty, guarantee or agreement: (i) as to the amount of Gross Receipts which will be derived from the exploitation of the Rights; (ii) that there will be any sums payable to Label hereunder; or (iii) that any Program will be favorably received. In no event will Label make any claim that DS has failed to realize receipts or revenues which should or could have been realized in connection with any Program and Label hereby releases and discharges DS from any and all liabilities for any loss or damage which Label may suffer by reason of DS’s failure to meet any particular level of performance in its distribution, marketing or other exploitation of any Programs.

8.STATEMENTS AND PAYMENTS

(a)DS will provide Label with a monthly statement (“Monthly Statement”) within thirty (30) days following the end of each calendar month, beginning with the first month in which any Gross Receipts have been received by DS hereunder. Each Monthly Statement will report Label’s Share of Adjusted Gross Receipts calculated in accordance with the provisions hereof and will contain sufficient detail to support the calculations on a Program by Program basis. Payments of any amounts shown to be due to Label on a Monthly Statement, will be made within forty-five (45) days following the end of the calendar month for which such Monthly Statement was issued. Label’s Share shall be calculated and paid in U.S. Dollars.

(b)All payments to Label shall be sent electronically in accordance with Label’s written transfer instructions.

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(c)DS shall maintain accurate books of accounts concerning the exploitation of the Programs hereunder. Label, or an authorized representative on Label’s behalf, may, at Label’s sole expense, examine DS’ said books relating to the exploitation of the Programs hereunder solely for the purpose of verifying the accuracy thereof, only during DS’ normal business hours and upon reasonable written notice. DS’ books of account relating to any particular Monthly Statement may be examined as aforesaid only once for as long as is reasonably necessary to complete the audit and within one (1) year after the date the Monthly Statement was rendered by DS. The rights hereinabove granted to Label shall constitute Label’s sole and exclusive rights to examine DS’ books and records. Label may not appoint any third-party auditor that will be compensated on a contingency basis, and any such third-party must be reputable and shall have experience auditing film and television distribution agreements.

(d)Label shall be deemed to have consented to each Monthly Statement rendered by DS hereunder and each such Monthly Statement shall be conclusive, final and binding, shall constitute an account stated, and shall not be subject to objection for any reason whatsoever unless specific objection in writing, stating the basis thereof, is given to DS by Label within one (1) year after the date that such Monthly Statement was rendered by DS. No action, suit or proceeding of any nature in respect to any Monthly Statement rendered by DS hereunder may be maintained against DS unless such action, suit or proceeding is commenced against DS in a court of competent jurisdiction within two (2) years after the date on which such Monthly Statement was rendered.

(e)DS shall have the right to withhold from any amounts payable to Label hereunder such portion thereof, if any, as may be required to be withheld under any applicable state or federal tax laws, or foreign statute, regulation, treaty or other law, and Label shall promptly execute and deliver to DS such forms and other documents as may be required in connection therewith.

9.ORDERS, SHIPMENTS, DELIVERY AND RETURNS OF VIDEOGRAMS

(a)DS will specify the shipping schedule for finished Videograms in a purchase order and Label will fully meet the delivery schedule.

(b)Label will, at its own expense and risk of loss or damage, ship all finished Videograms to such destination as may be designated on the applicable purchase order.

(c)Customers will have one hundred percent (100%) return rights on all unsold Videograms.

10.	ADDITIONAL DOCUMENTATION

(a)If DS requires chain of title or other rights documentation from Label during the Term hereof in order to respond to an infringement claim, Label shall provide such documentation to DS within ten (10) days following a request by DS.

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(b)Label and DS agree to execute, acknowledge and deliver any and all further documents that are necessary to effectuate the purpose and intent of this Agreement.

11.	REPRESENTATIONS AND WARRANTIES

(a)Label represents and warrants that:

(i)Label has the full right, power, legal capacity and authority to enter into this Agreement, to carry out the terms and conditions hereof and to grant to DS the rights, licenses and privileges herein granted to DS. Label does not need the consent or release of any other person, firm or entity in order for Label to enter into this Agreement and to grant to DS the rights granted pursuant to this Agreement.

(ii)The execution, delivery and performance of this Agreement by Label shall not violate or contravene any operating agreement, certificate of incorporation or by-laws of Label or any other instrument or agreement to which Label is a party. This Agreement has been duly authorized, executed and delivered by Label;

(b)DS represents and warrants that:

(i)DS has the full right, power, legal capacity and authority to enter into this Agreement and to carry out the terms and conditions hereof. DS does not need the consent or release of any other person, firm or entity in order for DS to enter into this Agreement and to fulfill the obligations to Label pursuant to this Agreement. During the Term hereof, DS shall make best efforts to market, promote, advertise, publicize, sell and otherwise distribute and exploit the Videograms;

(ii)The execution, delivery and performance of this Agreement by DS shall not violate or contravene DS’ Operating Agreement or any other agreement or instrument to which DS is a party. This Agreement has been duly authorized, executed and delivered by DS; and

12.	INDEMNIFICATION

(a)Each party (“Indemnifying Party”) hereby indemnifies, defends and holds harmless the other party and its parent, subsidiaries, successors, licensees, assigns, related and affiliated companies, their employees, officers, directors, agents, representatives and assigns (collectively for the purposes hereof, “Indemnified Party”) from and against any and all liability, loss, damage, cost and expense, including, without limitation, reasonable attorneys’ fees (but excluding lost profits or consequential damages) arising out of any breach or alleged breach, or claim by a third party with respect to any warranty, representation or agreement made by the Indemnifying Party herein. The Indemnified Party shall promptly notify the Indemnifying Party of any claim to which the foregoing indemnification applies and the Indemnifying Party shall undertake, at its own cost and expense, the defense thereof. The Indemnified Party may, at its option and expense, engage its own counsel. If the Indemnifying Party fails to promptly appoint competent and experienced counsel, the Indemnified Party may engage its own counsel and the

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reasonable charges in connection therewith shall promptly be paid by the Indemnifying Party. If the Indemnified Party settles or compromises any such suit, claim or proceeding, the amount thereof shall be charged to the Indemnifying Party, provided that the Indemnifying Party’s reasonable prior approval has been secured. Neither party may settle any claim or action without the prior written consent of the other party if such settlement would in any manner materially impair or inhibit the quiet enjoyment of such other party’s rights hereunder or would result in any manner of injunctive or equitable relief.

(b)DS shall have the right (but not the obligation) to assume the defense of any claim made against DS by a third party and arising from a breach or alleged breach of any representation, warranty or agreement of Label hereunder or that otherwise may be subject to the indemnity set forth above. Label shall have the right as well as the obligation to consult and cooperate with DS in connection with any such claim and, upon DS’ request, shall furnish DS with any and all evidence, materials or other information relevant thereto. Label shall have the right (at Label’s sole expense) to have Label’s own counsel present in connection with the defense of any such claim, provided that such counsel fully cooperates with DS’ counsel and in no way interferes with the handling of the case by DS’ counsel. Label understands and agrees that all aspects of the defense of any such claim, whether as part of any litigation, negotiations or otherwise (including, without limitation, any decision regarding any settlement), shall be controlled by DS, that DS shall be free to use counsel of DS’ choice in connection therewith, and that such control shall in no way abrogate or diminish Label’s obligations under paragraph 13(a).

(c)With respect to any costs incurred by DS in connection with a claim that is subject to Label’s indemnification obligations herein, DS will have the right to offset any amounts owed to DS hereunder by Label against monies that may be payable by DS to Label hereunder, including without limitation, any payments of Label’s Share.

(d)Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive the termination of this Agreement and shall continue in full force and effect notwithstanding any breach by DS or Label of the terms of this Agreement or the repudiation by DS or Label of this Agreement.

13.	ASSIGNMENT

Neither party shall have the right to sell, assign, transfer, delegate, license, sublicense, hypothecate or convey this Agreement and any and all of its rights, licenses, privileges and obligations hereunder in whole or in part, without limitation, without the prior written consent of the other party.

14.	NOTICES AND ADDRESSES

All notices given to Label hereunder and all statements and payments to Label hereunder shall be addressed to Label at the address set forth below or at such other address as Label shall designate in writing from time to time. All notices given to DS hereunder shall be addressed to DS at the address set forth below or at such other address as DS shall designate in writing from time to time. All notices shall be in writing and may be delivered personally or served by

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certified mail, return receipt requested, or by email or national overnight courier service with delivery confirmation. Except as otherwise provided herein, such notices shall be deemed given when sent, except that notices of change of address shall be effective only after the actual receipt thereof.

To Label:

GameFly Holdings, LLC

30 Corporate Park

Suite 207

Irvine, CA 92606

Attention: Tim Hinsley

To DS:

Distribution Solutions

2381 Rosecrans Ave., Suite 100

El Segundo, CA 90245

Attention: Ben Means

E-Mail: Ben.Means@ds.aent.com

With a copy to:

Howard M. Zelener, Esq.

1749 Sixth Avenue

Redlands, CA 92374

Email: hmzelener@gmail.com

15.	MISCELLANEOUS

(a)This Agreement sets forth the entire understanding of the parties hereto relating to the subject matter hereof and supersedes all prior oral and written agreements. No modification, amendment, waiver, termination or discharge of this Agreement or any of the terms or provisions hereof shall be binding upon either party unless confirmed by a written instrument signed by a duly authorized representative of Label and by a duly authorized officer of DS. No waiver by either party of any term or provision of this Agreement or of any default hereunder shall affect the parties’ respective rights thereafter to enforce such term or provision or to exercise any right or remedy in the event of any other default, whether or not similar.

(b)This Agreement has been entered into under and shall be subject to the laws of the State of California.

(c)Neither party shall be deemed to be in breach of any of its obligations hereunder unless and until the other party shall have given the breaching party specific written notice of the nature of such breach and breaching party shall have failed to cure such breach within fifteen (15) days after its receipt of such written notice.

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(d)Nothing herein contained shall constitute a partnership or a joint venture between Label and DS. This Agreement shall not be deemed to give any right or remedy to any third party whatsoever unless said right or remedy is specifically granted by both parties in writing to such third party.

(e)Except as otherwise provided herein, all rights and remedies herein shall be cumulative and none of them shall be in limitation of any other right or remedy.

(f)If either party incurs any expense, including reasonable attorney’s fees, in connection with any action or proceeding, including one seeking declaratory relief, instituted by any party by reason of any default or alleged default of another party under this Agreement, the party prevailing in such action or proceeding shall be entitled to recover reasonable expenses, court costs and attorney’s fees from the opposing party.

(g)If any provisions of this Agreement shall be held void, invalid or inoperative, no other provision of this Agreement shall be affected as a result thereof and, accordingly, the remaining provisions of this Agreement shall remain in full force and effect as though such void, invalid or inoperative provision had not been contained herein.

(h)Whenever either party’s approval is required herein, such approval shall be in writing, shall not be unreasonably withheld or delayed and shall only be exercised in conformity with industry standards. If either party fails to respond to any request for approval within five (5) days following such request, such party shall be deemed to have approved such request.

(i)This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute one and the same instrument. Delivery of a counterpart may be made by email, facsimile or other digital transmission of a signed copy of this Agreement, which transmission shall have the same force and effect as the delivery of an executed original of the Agreement. The parties hereby agree that a counterpart delivered by email, facsimile or other digital transmission shall be admissible as evidence in any dispute between them, including, without limitation, any judicial and/or arbitration proceeding.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DISTRIBUTION SOLUTIONS
a division of
GAMEFLY HOLDINGS, LLC		ALLIANCE ENTERTAINMENT, LLC
(“Label”)		(“DS”)

By:	/s/ Bruce Ogilvie	By:	/s/ Ben Means
	An Authorized Signatory		An Authorized Signatory

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EXHIBIT A

DISTRIBUTION FEE

SRP	SALE PRICE TO CUSTOMER	DISTRIBUTION FEE
$39.99 DVD	$20.68	8.3764%
$29.99 DVD	$19.88	8.5220%
$26.50 DVD	$16.73	9.2302%
$19.99 DVD	$12.84	11.0235%
$14.99 DVD	$8.94	17.1134%
$9.99 DVD	$6.74	23.6357%
$6.25 DVD	$5.04	32.6381%
$39.99 BD	$30.96	7.1766%
$34.99 BD	$25.69	7.6720%
$29.99 BD	$18.58	8.7865%
$19.99 BD	$12.11	11.8664%

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EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13A-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey Walker, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Alliance Entertainment Holding Corporation.
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3.	Based on my knowledge, the unaudited condensed financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	I, as the registrant’s Chief Executive Officer and Chief Financial Officer, am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the periods in which this report is being prepared; and
b)	(Paragraph omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a));
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and
d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	I, as the registrant’s Chief Executive Officer and Chief Financial Officer, have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 8, 2024	/s/ Jeffrey Walker
Jeffrey Walker
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Alliance Entertainment Holding Corporation (the “Company”) on Form 10-Q for the quarterly period ended December 31, 2023, as filed with the Securities and Exchange Commission (the “Report”), I, Jeffrey Walker, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 8, 2024	/s/ Jeffrey Walker
Jeffrey Walker
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)